NI 43-101 Technical Report
Yukon-Nevada Gold Corp.
Ketza River Project
Yukon Territory, Canada

Prepared for:
Yukon-Nevada Gold Corp.
1600 Stout Street, Ste. 1317
Denver, CO 80202

SRK Project Number: 174703

Prepared by:

7175 W. Jefferson Ave.
Suite 3000
Lakewood, CO 80235

Effective Date: January 20, 2008
Report Date: April 14, 2008

Contributors: Russ White, P.Geo. Leah Mach, CPG, MSc Alva Kuestermeyer, MS Mineral Economist, SME	Endorsed by QP’s: Russ White, P.Geo. Leah Mach, CPG, MSc

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Table of Contents

1	INTRODUCTION (ITEM 4)			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Reliance on Other Experts (Item 5)		1-1
	1.3	Qualifications of Consultants (SRK)		1-1
	1.4	Site Visit		1-2
	1.5	Units of Measure		1-2
	1.6	Effective Date		1-2
2	PROPERTY DESCRIPTION AND LOCATION (ITEM 6)			2-1
	2.1	Mineral Tenure in the Yukon		2-1
	2.2	Property Location		2-1
		2.2.1	The Ketza River Property	2-1
	2.3	Royalties, Agreements and Encumbrances		2-1
		2.3.1	Annual Royalty	2-1
	2.4	Environmental Liabilities and Permitting		2-2
		2.4.1	Permits	2-2
		2.4.2	Compliance Evaluation	2-3
		2.4.3	Environmental Liabilities	2-3
3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)			3-1
	3.1	Topography, Elevation and Land Use		3-1
	3.2	Climate and Length of Operating Season		3-1
	3.3	Vegetation		3-1
	3.4	Access to Property		3-1
	3.5	Surface Rights		3-1
	3.6	Local Resources and Infrastructure		3-1
	3.7	Power Supply		3-1
		3.7.1	Water Supply	3-2
	3.8	Buildings and Ancillary Facilities		3-2
		3.8.1	Camp Site	3-2
		3.8.2	Tailings Storage Area	3-2
		3.8.3	Waste Disposal Area	3-2
		3.8.4	Manpower	3-3
4	HISTORY (ITEM 8)			4-1
	4.1	Ownership		4-1
	4.2	Past Exploration and Development		4-1
	4.3	Historic Mineral Resource and Reserve Estimates		4-5
		4.3.1	Pre-production Resource Estimates	4-5
		4.3.2	Post-production Resource Estimates	4-6
5	GEOLOGICAL SETTING (ITEM 9)			5-1
	5.1	Regional Geology		5-1
	5.2	Geology of the Ketza River Property		5-1
		5.2.1	Local Lithology	5-2
		5.2.2	Alteration	5-2

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		5.2.3	Structure	5-3
6	DEPOSIT TYPE (ITEM 10)			6-1
7	MINERALIZATION (ITEM 11)			7-1
	7.1	Mineralized Zones		7-1
		7.1.1	Tarn Model Area Occurrences	7-1
		7.1.2	Penguin-Lab Model Area Occurrences	7-2
		7.1.3	Peel Model Area Occurrences	7-2
		7.1.4	Shamrock Model Area Occurrences	7-3
8	EXPLORATION (ITEM 12)			8-1
	8.1	2005 - 2007 Exploration		8-1
		8.1.1	Rock Sampling	8-1
	8.2	Soil Sampling		8-1
	8.3	Surveys and Investigations		8-2
		8.3.1	Topographic Surveys	8-2
9	DRILLING (ITEM 13)			9-1
10	SAMPLING METHOD AND APPROACH (ITEM 14)			10-1
	10.1	Sample Quality		10-1
11	SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)			11-1
	11.1	Sample Preparation and Assaying Methods		11-1
	11.2	Quality Controls and Quality Assurance		11-1
		11.2.1	QA/QC Protocol 2005-2007 (YGC-YNG)	11-1
	11.3	Interpretation		11-2
12	DATA VERIFICATION (ITEM 16)			12-1
	12.1	Collar Locations		12-1
	12.2	Downhole Orientations		12-1
	12.3	Assays		12-1
13	ADJACENT PROPERTIES (ITEM 17)			13-1
14	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)			14-1
	14.1	Lakefield Research 1986-1987 Test Work		14-1
	14.2	PRA 2003-2004 Test Work		14-2
15	MINERAL RESOURCE ESTIMATE (ITEM 19)			15-1
	15.1	Drillhole Database		15-1
	15.2	Geology		15-3
	15.3	Specific Gravity		15-3
	15.4	Compositing		15-6
	15.5	Statistics and Variogram Analysis		15-6
	15.6	Grade Estimation		15-7
	15.7	Model Validation		15-8
	15.8	Resource Classification		15-8
	15.9	Mineral Inventory		15-8
	15.10	Resource Definition		15-8
	15.11	Resource Statement		15-11
	15.12	Mineral Resource Sensitivity		15-11
16	OTHER RELEVANT DATA AND INFORMATION (ITEM 20)			16-1

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17	INTERPRETATION AND CONCLUSIONS (ITEM 21)			17-1
	17.1	Analytical and QA/QC		17-1
	17.2	Exploration Conclusions		17-1
	17.3	Resource Estimation		17-1
	17.4	Other Relevant Information		17-1
18	RECOMMENDATIONS (ITEM 22)			18-1
19	REFERENCES (ITEM 23)			19-1
20	GLOSSARY			20-1
	20.1	Mineral Resources and Reserves		20-1
		20.1.1	Mineral Resources	20-1
		20.1.2	Mineral Reserves	20-1
	20.2	Glossary		20-3

List of Tables

Table 1: Ketza River Resource Statement	IV
Table 1.3.1: Key Project Personnel	1-2
Table 2.4.1.1: Permits for the Ketza River Project	2-2
Table 4.2.1: Summary of Total Gold Production July 1988 – November 1990	4-3
Table 4.2.2: Summary of Drilling from 1955 to 1997	4-4
Table 4.3.1.1: Historic Resource Estimates	4-5
Table 4.3.2.1: YGC Resource Estimate, 2004-2005	4-7
Table 9.1: Summary of Diamond Drilling 2005 Through 2007	9-1
Table 14.2.1: Summary of PRA Metallurgical Test Results 2003-2004	14-2
Table 15.1.1: Geology Database Fields	15-2
Table 15.1.2: Most Common Lithology Codes	15-2
Table 15.1.3: Summary of Drillholes used and Rejected by Model Area	15-3
Table 15.3.1: Statistics for SG Data	15-5
Table 15.5.1: Variogram Model Parameters	15-6
Table 15.5.2: Composite Summary Statistics by Model Area	15-7
Table 15.9.1: Mineral Inventory at a 1.0g/t Cutoff Grade	15-8
Table 15.11.1: Ketza River Mineral Resource Statement	15-11
Table 20.2.1: Glossary	20-3
Table 20.2.2: Abbreviations	20-4

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List of Figures

Figure 2-1: Ketza River Project, Location Map	2-4
Figure 2-2: Ketza River Project Land Position	2-5
Figure 3-1: Ketza River Project Access	3-4
Figure 4-1: Mineralized Zones and Facilities	4-1
Figure 5-1: Stratigraphic Column	5-4
Figure 5-2: Generalized Geology Map	5-5
Figure 7-1 Drillhole Locations and Modeled Areas with Deposit Names	7-5
Figure 11-1: Laboratory QA/QC Blank Samples	11-3
Figure 11-2: Laboratory QA/QC 1-2g Commercial Standards	11-4
Figure 11-3: Laboratory QA/QC 10g Commercial Standards	11-5
Figure 11-4: Laboratory QA/QC, Non-Commercial Standards	11-6
Figure 15-1: Drillhole Locations and Modeled Areas with Deposit Names	15-12
Figure 15-2: Cross-Section, Peel Deposit	15-13
Figure 15-3: Cross-Section, Gulley Deposit	15-14
Figure 15-4: Cross-Section, Lab Deposit	15-15
Figure 15-5: Peel Model Variograms	15-16
Figure 15-6: Penguin-Lab Shamrock Variograms	15-17
Figure 15-7: Optimized Pits, $1,000 Gold	15-18
Figure 15-8: Grade Tonnage Curves	15-19

List of Appendices

Appendix A
Certificates of Author

Appendix B
Estimation Parameters

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Executive Summary (Item 3)

Yukon-Nevada Gold Corp. (YNG, or the Company) has engaged SRK Consulting (US), Inc. (SRK) to prepare a Technical Report for the Ketza River Project (Ketza River or the Project) in the Watson Lake Mining District of the Yukon Territory, Canada, to meet the requirements of Canadian National Instrument 43-101 (NI 43-101). This report reflects the most recent resource based on data produced through January 20, 2008.

Property Description and Location

The Property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, Canada. Terrain is mountainous with elevations ranging from 1,300m above mean sea level (amsl) to 2,100m amsl.

The Property is accessible by a 40km all-weather road from Km 323 on the Robert Campbell Highway. The Property is approximately 80km by road from Ross River and 460km from Whitehorse.

Ownership

The Property consists of 620 Yukon quartz claims and fractions of claims and another 66 quartz claims that have been converted to quartz leases covering 853.9ha. Within that total are 6 quartz leases and 114 quartz claims at the Silver Valley Project located approximately 6km east of the Ketza River Project. The project is controlled by YNG through ownership and leases of the quartz claims and quartz leases. The surface is owned by the Crown and leased to the Company under the Government of Yukon Lease.

Past Exploration and Development

Lead-silver veins were discovered in the Ketza River area by prospectors of the Hudson Bay Mining and Smelting Company Limited in 1947. Gold mineralization on the property was first discovered in 1954 by Conwest Exploration Company Limited (Conwest). Between 1955 and 1960, Conwest explored several mineralized occurrences with trenching and drilling. In 1983, Pacific Trans Ocean Resources Ltd. (Pacific Trans Ocean) optioned the property from Conwest and carried out limited geochemical and geological surveys before entering into a joint venture with Canamax Resources Inc. (Canamax) in 1984. Canamax conducted mapping, trenching, geophysical surveys, soil sampling, drilling, and underground drifting between 1984 and 1990. In 1987, Canamax completed a feasibility study which was reviewed by Wright Engineers Ltd. A decision was made to construct a mill and commercial production started in 1988.

After several months of operation, the oxide inventory was significantly reduced from the feasibility study estimates due to an error in estimation of the bulk density of the oxide material. The feed grade to the mill was also lower than expected, due to a number of factors including over-weighting of high-grade samples in the data and dilution from the lower than expected grade from the footwall mineralization (Strathcona Mineral Services Limited, 1988). Canamax purchased Pacific Trans-Ocean's interest in the Project in January 1989.

From July 1988 to November 1990, production from the property was 100,033oz of gold from 342,395t at an average mill head grade of 11.6g/t -Au. Average mill throughput over the life of the mine was 364t/d with an average gold recovery of 88.65% .

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Wheaton River Minerals Ltd. (Wheaton) acquired the property from Canamax in 1992 and in 1994 transferred it to YGC Resources Inc. (YGC) in exchange for a controlling interest, later divested, in YGC.

YGC conducted drilling, mapping and sampling programs between 1996 and 1997. YGC merged with Queenstake Resources Ltd in 2007 and formed YNG.

Geology and Mineralization

The Property is located in a shallow marine miogeoclinal sequence of rocks forming a carbonate platform bounded by the Omenica Tectonic Belt to the southwest and a faulted lobe of the Yukon Tanana Terrain to the northeast across the Tintina Fault. The region has been subjected to thrust faulting and possible intrusive events.

The Ketza River property is underlain by Lower Cambrian carbonate and clastic sedimentary rock units. The rock types include graphitic shale, argillite, phyllite, siltstone, sandstone, quartzite, and limestone. The property lies on the southern flank of a westward plunging anticline. A later deformation has overprinted these structures with broad, open folds and drag folds that occur adjacent to thrust faults. Northeast-directed thrust faults exhibit displacements of up to 450m. The thrust faults have been cut by later reverse, normal and strike slip faults.

There are two general types of gold deposits on the property: manto-type replacement sulfide/oxide deposits and quartz-sulfide fissure vein and stockwork systems. Mantos are sub-horizontal tabular massive sulfide bodies and chimneys are sub-vertical massive sulfide bodies within the Lower Cambrian limestones. The iron sulfides consist primarily of pyrrhotite with subordinate arsenopyrite, pyrite and chalcopyrite. Most sulfide mantos are gold bearing, but the grade is highly variable. The Peel, Penguin-Lab, and Tarn mineral occurrences are chimney and manto style with the exception of Fred’s Vein East which is a quartz-sulfide vein.

The quartz-sulfide fissure vein and quartz-breccia systems occur in a sequence of interbedded Lower Cambrian phyllite, argillite, siltite, quartzite and carbonate rocks on the eastern side of the Ketza Uplift. Mineralization consists of pyrrhotite, pyrite and arsenopyrite in massive quartz-sulfide fissure veins and quartz-breccia veins with lesser stockwork and dissemination. Mineralization in the Shamrock area occurs as veins, breccia zones, and disseminations within siliciclastic rocks

Dolomitization and/or iron carbonate replacement alteration surrounds the manto style mineralization. Silicification, sulfidization, and bleaching are closely associated with quartz-sulfide veins in sedimentary rocks in the argillite-hosted targets.

Exploration

YGC has been drilling continuously at the Ketza River Project since May 2005. Additional exploration consists of ground magnetic and gravity surveys, soil sampling, petrographic studies, and soil sampling. A total of 674 holes, totaling 88,200m were drilled in that period.

Topographic surveys were conducted in 2006 and 2007, producing maps with 10m and 1m contour intervals.

Sampling and Laboratory Procedures

The core is photographed and logged prior to sampling. Core is sampled on 1.5 and 3.05m intervals, depending on mineralization and size of core. The samples were analyzed at Eco-Tech

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Labs in Kamloops, BC and ALS Chemex in Elko, Nevada or in Terrance, BC. Samples are analyzed with Fire Assay with AA finish, with samples above 1.00ppm being re-assayed with a gravimetric finish.

Laboratory QA/QC consists of inserting a standard or blank every 15th sample. Prior to mid-2006, two samples were collected from a mineralized outcrop at the Ridge Pit at Ketza River. These samples were used as standards, but had not been correctly prepared and certified and the results cannot be used for laboratory QA/QC. In mid-2006, YGC started using commercial standard samples from CDN Resource laboratories Ltd. The results from these standards indicate that the laboratory results are acceptable.

Blank samples are also non-commercial material, composed of local barren limestone. These samples have not been certified as barren, and therefore are not suitable for laboratory QA/QC.

Resource Estimation and Resource Statement

The resource estimation was conducted by SRK and YNG personnel using data produced through January 20, 2008. The database was audited and corrected by SRK and is of suitable quality for resource estimation.

The resource estimation consisted of constructing wireframe solids around the mineralized drill intercepts, compositing the data on 1.5m intervals, with breaks at the envelope boundaries, and then using the inverse distance squared (ID2) algorithm for resource estimation within the envelopes.

A Lerchs-Grossman pit optimization program was run on the resulting resource model to differentiate potentially open pit resources from potentially underground resources. The optimization was run using liberal parameters and only for the purpose of identifying potentially mineable resources.

The resource at Ketza River at January 20, 2008 is summarized in Table 1. The cutoff grade is 1.0g/t for material inside the optimized pit and 3.0g/t for material potentially mineable by underground methods outside the optimized pit.

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Table 1: Ketza River Resource Statement

	Open Pit Resource			Underground Resource			Combined (OP+UG)
Area	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Measured
Peel	303.2	7.17	69.8	2.0	4.34	0.3	305.2	7.15	70.1
Penguin-Lab	205.2	7.70	50.8	18.5	6.78	4.0	223.7	7.62	54.8
Shamrock	182.5	3.65	21.4	0.8	3.78	0.1	183.2	3.65	21.5
Tarn	0.0		0.00	-		-
Total Measured	690.9	6.39	142.0	21.3	6.43	4.4	712.2	6.40	146.5

Indicated
Peel	1,878.6	5.14	310.6	98.9	5.73	18.2	1,977.5	5.17	328.8
Penguin-Lab	567.7	3.56	65.0	70.7	5.05	11.5	638.4	3.72	76.5
Shamrock	519.6	3.58	59.8	175.8	4.74	26.8	695.5	3.87	86.6
Tarn	54.6	4.26	7.5	3.6	4.92	0.6	58.2	4.30	8.0
Total Indicated	3,020.5	4.56	442.9	349.0	5.09	57.1	3,369.5	4.61	499.9

Measured and Indicated
Peel	2,181.80	5.42	380.4	100.9	5.70	18.5	2,283	5.44	399.0
Penguin-Lab	772.9	4.66	115.8	89.2	5.40	15.5	862.1	4.74	131.3
Shamrock	702.1	3.60	81.2	176.6	4.74	26.9	878.7	3.83	108.1
Tarn	54.6	4.26	7.5	3.6	4.92	0.5	58.2	4.3	8.0

Total M&I	3,711.4	4.90	584.9	370.3	5.16	61.5	4,081.7	4.93	646.4

Inferred
Peel	298.1	2.79	26.7	27.6	3.72	3.3	325.7	2.86	30.0
Penguin-Lab	188.1	2.33	14.1	59.9	4.14	8.0	248.0	2.77	22.1
Shamrock	229.7	2.83	20.9	225.9	5.03	36.5	455.6	3.92	57.5
Tarn	46.3	2.20	3.3	-	-	-	46.3	2.2	3.3
Total Inferred	762.2	2.65	65.0	313.4	4.74	47.8	1,075.6	3.26	112.8

Conclusions and Recommendations

Problems with the QA/QC data and with the database have been addressed by improving QA/QC procedures and by thoroughly auditing/correcting the assay database.

Although the lack of downhole survey information causes a lack of precision in sample locations, most deposits are robust enough that the indicated resources hold together well. Exceptions are parts of the lower QB zone, the upper Hoodoo zone, and the Flint zone. Some of the shallower well drilled zones have enough reliable information to qualify for measured status.

The current resource estimation is an improvement over previously published resource reports, as it is well constrained in correlatable shapes of mineralization. Additional effort was taken to accurately model the previously mined underground workings for depletion in the estimated resource. Specific Gravity information was improved in the model as well, and continued collection of SG data will help further improve this aspect of the model.

Compared to the last reported resource estimates for Ketza River (2004, 2005), the current measured and indicated resource estimate represents a decrease of about 110,000oz of gold from a previously estimated 756,700oz but has a much higher grade (4.93g/t compared to the previous 2.76g/t) . The measured component of the resource is currently at 6.40g/t compared to a previous 3.54g/t.

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Estimated inferred resources have declined from a previously reported 1,054,400oz at 2.25g/t to the currently estimated 112,800oz at 3.26g/t. This decrease in inferred resource reflects new drilling and more realistic constraints placed on the estimation. Numerous encouraging exploration targets remain untested throughout the project area, including several which would represent step outs or extension from currently identified resource.

This resource estimate was listed at arbitrary cutoffs meant to represent reasonable assumptions of open pit and underground operational economics. This resource will proceed into a pre-feasibility study which will use metallurgical and economic data to derive more realistic grade cutoffs.

SRK recommends that YGC continue its pre-feasibility study to investigate the economic viability of the project.

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1     Introduction (Item 4)

Yukon-Nevada Gold Corp. (YNG, or the Company) has engaged SRK Consulting (US), Inc. (SRK) to prepare a Technical Report for the Ketza River Project (Ketza River or the Project) in the Watson Lake Mining District of the Yukon Territory, Canada, to meet the requirements of Canadian National Instrument 43-101 (NI 43-101). This report reflects the most recent resource based on data produced through January 20, 2008.

1.1   Terms of Reference and Purpose of the Report

This report is intended to provide YNG an independent resource review and technical report that follows existing regulations in Canada. The report meets the requirements for NI 43-101 and conforms to Form 43-101F1 for technical reports.

Resource and Reserve definitions are as set forth in the Appendix to Companion Policy 43-101 CP, “Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000 (CIM).

1.2   Reliance on Other Experts (Item 5)

SRK’s opinion contained herein is based on information provided to SRK by YNG throughout the course of SRK’s investigations. The sources of information include data and reports supplied by YNG and Ketza River personnel as well as documents cited in Section 20.

Much of the information is drawn from four reports:

“Report on the Ketza River Mineral Property” by Stroshein and Rodgers, May 14, 2004;

“Mineral Resource Report on the Ketza River Project” by Giroux, October 14, 2004;

“Mineral Resource Update on the Ketza River Project” by Giroux, November 14, 2005; and

“Report on the 2005 to 2007 Exploration Program, Ketza River Project” by Gates, December 2007.

1.3   Qualifications of Consultants (SRK)

The SRK Group is comprised of over 750 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated record of accomplishment in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This report has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group’s Denver, US office. These consultants are specialists in the fields of geology exploration, mineral resource and mineral reserve estimation and classification, open pit mining, mineral processing and mineral economics.

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Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in YNG or in the assets of YNG. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Mr. White is a Qualified Person for this report and is responsible for Sections 11, 12 and 15. Ms. Mach is a Qualified Person for this report and is responsible for Sections 1 through 10, Sections 13 and 14, and Sections 16 through 20.

The key project personnel contributing to this report are listed in Table 1.3.1. The Certificates of Author are provided in Appendix A.

Table 1.3.1: Key Project Personnel

Company	Name	Title	Discipline
YNG	Steve Priesmeyer	Senior Geologist	Geology
	Larry Snider	Senior Geologist	Resources
	Donald Colli	Manager, Mineral Resources	Resources
SRK Consulting	Russ White	Associate Resource Geologist	Resources
	Leah Mach	Principal Resource Geologist	Resources
	Alva Kuestermeyer	Principal Metallurgist	Process

1.4   Site Visit

Russ White, SRK Associate, visited the property and stayed at the site camp from August 20 until August 24, 2007. Operating core drill rigs were observed, and the core handling, splitting, logging practices were inspected. All major mineralized zones were visited, including small open pits at the Ridge, Break and Tarn pits in which the mineralization was exposed. A limited number of historic assay certificates were inspected and compared to the database on site.

1.5   Units of Measure

The metric system is used throughout this report, except where otherwise stated.

1.6   Effective Date

The effective date of this Technical Report is January 20, 2008.

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2    Property Description and Location (Item 6)

2.1   Mineral Tenure in the Yukon

Hardrock mineral tenure in the Yukon consists of quartz claims and quartz leases. Both claims and leases typically measure 1,500ft x 1,500ft although fractions may exist. Quartz claims give the claimant the right to explore for one year. Renewal of a quartz claim requires that $100 of work per claim/year, based on the Schedule of Representation Work outlined in the Quartz Mining Act. Where work is not performed, the claimant may make a payment in lieu of work. As long as the commitment is satisfied, the quartz claim remains in good standing.

Quartz leases are the most secure form of mineral title in the Yukon. Once a vein or lode is confirmed within the limits of the claim, the clamant may apply to lease the subsurface of the claim(s). Typically, companies contemplating production will take their claims to lease, which provides secure title and relieves them from their annual work requirement. Quartz leases are issued for 21 years and can be renewed for an additional 21-year term, provided that during the original term of the lease, all conditions of the lease and provisions of the legislation have been met. The cost to convert quartz claims to quartz leases in C$50 per claim and the cost to renew quartz leases for an additional 21-year period is C$200 per claim (Yukon Government, 2008).

2.2   Property Location

2.2.1 The Ketza River Property

The Property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, and is centered at 61o 32' N and 132o 13' W on NTS map sheet 105 F/9 (Figure 2-1).

The Property consists of 620 Yukon quartz claims and fractions of claims as shown in Figure 2-2. Another 66 quartz claims have been converted to quartz leases covering 853.9ha. All claims are controlled 100% by YNG.

Included in this total are 6 leased quartz leases and 114 quartz claims covering a silver-lead-gold vein known as the Silver Valley Property. Silver Valley lies approximately 6km east of the existing Project. The Silver Valley Property is not included in the current resource and will not be discussed further in this report.

SRK did not review the validity of the claims.

2.3   Royalties, Agreements and Encumbrances

2.3.1 Annual Royalty

An annual royalty is due to the Yukon government on every producing mine according to the Yukon Quartz Mining Act (Canada). The royalty is on any profits that exceed the sum of $10k during any calendar year. The royalty is as follows:

On annual profits in excess of $10k and up to $1M, 3%;

On the excess above $1M up to $5M, 5%;

On the excess above $5M up to $10M, 6%; and

On the excess above $10M a proportional increase of 1% for each additional $5M.

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2.4   Environmental Liabilities and Permitting

2.4.1 Permits

Environmental permits are in place for exploration and related activities, as well as the maintenance of the Ketza River camp. The Company has an environmental staff based at the Ketza River camp to routinely monitor environmental parameters, and also maintains an environmental office in the provincial capital of Whitehorse. Relevant permits are presented in Table 2.4.1.1. All permits except the Water License are issued by the Department of Energy, Mines and Resources or the Department of Environment. The Water License is issued by the Yukon Water Board.

Table 2.4.1.1: Permits for the Ketza River Project

Permit/Approval	Issuing Agency	Comments
Quartz Mining Land Use Permit LQ00156	Mining Land Use, Department of Energy, Mines and Resources	Covers all exploration through June 14, 2014.
Government of Yukon Lease	Lands Branch, Department of Energy, Mines and Resources	For the occupation of land for the purpose of commercial mine, mill, campsite, tailings pond and other facilities.
Class A Land Permit	Lands Branch, Department of Energy, Mines and Resources	Permit to proceed with the land use operations for road maintenance.
Quarry Permit	Lands Branch, Department of Energy, Mines and Resources	For the removal of 500m3 of gravel and 500m3 of limestone rip rap from specified sites.
Water License QZ04-063	Yukon Water Board	For the storage of water in, and the discharge of water from, an existing tailings impoundment.
Environmental Health Approvals	Department of Environment	Public Health and Safety Act approvals needed for drinking water, food safety and private sewage disposal.
Storage Tank Registration	Department of Environment	For registered AST’s: one 45,000L, one 500L, one 10,000L, and four 90,000L_tanks.
Air Emissions Permit No. 4201-60- 025	Department of Environment	Permit to operate a solid waste incinerator capable of burning >5kg/day.
Solid Waste Permit (Commercial Dump Permit No. 81-013)	Department of Environment	Permit to operate a dump for commercial purposes and for incineration of solid waste generated by commercial activities.
Special Waste Permit No. YG41-190	Department of Environment	Allows for storage and handling of waste, oil, waste batteries, waste lead nitrate, unspecified substances classified as “Corrosive Solids, NOS, Class 8, Packing Group 1.

The Quartz Mining Land Use Permit requires a lease-security payment to be made each year for a limited time. Under the previous permit, payments of C$26,500 were due April 1 of each year. The recently revised permit will also require payments to be made but at the time of writing the Department of Energy, Mines and Resources has not determined the amount.

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In addition, the Government of Yukon Lease requires a payment in the amount of C$7,000 to be made on January 1 of each year.

A total of C$3,087,600 has been paid of the Water License. No further payments are due under the present permit.

2.4.2 Compliance Evaluation

YNG has notified SRK that it holds all permits required for exploration and maintenance of the camp. Additional permits will be required for mine operations.

2.4.3 Environmental Liabilities

YNG has notified SRK that there are no environmental liabilities on its Ketza river property.

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Inuvik
ALASKA
YUKON
N
Dawson
KenoCity
Mayo
NWT
YUKON
KETZA RIVER PROPERTY
Faro
Ross River
WHITEHORSE
YUKON
B.C.
Watson Lake
Atlin
Haines
Pacific Ocean
140°
135°
130°
125°
60°
200
100
0
200
Kilometres

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 2-1 Ketza River Project Location Map
SRK Job No.: 174703		
File Name: Figure 2-1.doc	Source: Stroshein	Date: 03-10-08 / Approved: LM / Figure: 2-1

N
Legend
Ketza Claims
Camp
Mineralization
105F09

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 2-2.doc

Ketza River,
Yukon Territory, Canada

Source: YNG

Figure 2-2

Ketza River Project Land Position

Date: 03-10-08 | Approved: LM | Figure: 2-2

Yukon-Nevada Gold Corp.	3-1
Ketza River Project	NI 43-101 Technical Report

3    Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

3.1   Topography, Elevation and Land Use

The Property is located in the Pelly Mountains in south central Yukon. Terrain is mountainous with elevations ranging from 1,300m above mean sea level (amsl) to 2,100m amsl. Land use in the area is limited to mining, trapping, hunting and recreation.

3.2   Climate and Length of Operating Season

Average daytime temperatures range from highs of +25oC in summer to lows of -40oC in winter. Average annual precipitation in Faro, the nearest location for which weather statistics are available, is 31.6cm and includes annual averages of 21.4cm of rainfall and 111.6cm of snowfall (http://climate.weatheroffice.ec.gc.ca/climate_normals).

Daylight extends to nearly 24hr/day in the summer months, particularly June. There are only short periods of daylight during the winter. Exploration can be conducted year-round but heavy winter snow may limit access to some areas. Mining can be conducted year-round.

3.3   Vegetation

Vegetation consists of dwarf birch, spruce, alder and balsam trees up to the tree line at approximately 1,600m amsl.

3.4   Access to Property

The Property is accessible by a 40km all-weather road from Km 323 on the Robert Campbell Highway. The Property is approximately 80km by road from Ross River and 460km from Whitehorse (Figures 2-1 and 3-1). The 40km access road is kept open year-round and is passable for tractor-trailer-size supply trucks.

3.5   Surface Rights

The surface is owned by the Crown and leased to the Company under the Government of Yukon Lease. Total annual lease payment for the occupation of land for the purpose of a commercial mine, mill, campsite, tailings pond and other mine-related facilities is C$7,000.

3.6   Local Resources and Infrastructure

The community of Ross River is 90km from the Project and supplies food, fuel and basic medical service. Personnel trained in first aid are on site at the Ketza River camp at all times and a fully stocked Industrial Ambulance is available. There is an airstrip in Ross River and contractors for electrical, plumbing, mechanical and vehicle maintenance are available in Ross River or Whitehorse.

3.7   Power Supply

Power to the camp and facilities is provided by 160kV and 210kV diesel generators. One generator remains off while the other generator provides power. The two are used alternately to allow for maintenance. A smaller 60kV generator is available as backup.

Power for any future mining activities will be provided by additional generators.

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3.7.1 Water Supply

Water for the camp and facilities is available from three established wells. The primary well is located upstream from the camp, near Cache Creek. Pumps that are in place can individually produce up to 30gal/min. An emergency source for water is Cache Creek itself. Power and a pump are in place so that water can be used from the creek if needed.

Water required for future mining operations will be assessed in feasibility studies and will presumably be provided by water wells to be drilled on the property.

3.8   Buildings and Ancillary Facilities

The buildings for the camp, kitchen and offices are Atco trailer units. There are 48 rooms available for lodging. There is a kitchen unit with dining area and an office complex for technical staff. Shop areas in the old mill building are functional and are used for maintenance of camp vehicles and equipment.

The old mill building is in good condition and its use for future milling activities will be investigated in feasibility studies. West of camp there is a core logging and core splitting building. All facilities have available power and water. Core is stored outdoors on-site.

3.8.1 Camp Site

The camp site is permitted for 50 personnel. Technical staff typically work four weeks on and two weeks off with schedules dependent on the needs of the camp.

A larger camp will be required for future mining operations.

3.8.2 Tailings Storage Area

There is an existing tailings pond on the Ketza River site that was utilized in previous milling operations. This pond was designed as a sub-aqueous disposal sight for oxide mill tailings. The majority of the mining that is proposed will be sulfide in nature making the current pond unsuitable for tailings disposal under the current plan.

YNG is investigating a dry stacked method of tailings disposal for future operations. Process slurry will be dewatered to a moisture content of around 20%. This material will then be stacked on a lined containment pad. The water that has been scalped out of the tailings stream will be reused as makeup water where applicable. A detailed engineering study is underway at the time of this report.

3.8.3 Waste Disposal Area

Waste generated in camp and from activities associated with the Project are burned in a trash incinerator or hauled to the Ross River landfill. Trash awaiting incineration is stored in bear-proof metal storage containers. There is a chemical treatment facility for sewage located down-gradient from the camp.

Currently there are no waste dumps of any significant size on the surface. The majority of the waste material that was previously mined was used as fill material for the underground workings.

Preliminary sites for waste rock disposal have been identified. Geotechnical and environmental data is currently being collected to use in the engineering design for future waste dumps. Although some of the waste may be acid generating in nature, the abundance of high quality limestone on the site should leave several options for mitigation of acid generation potential.

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3.8.4 Manpower

Geologists, engineers, surveyors and other technical people are hired on a contract basis or employed through YNG. There is a Memorandum of Understanding signed with the Dena Band of the Kaska Nation stating that First Nation’s people will be preferentially hired if they qualify for available jobs. Personnel for mining operations will be hired and trained locally, where possible. Additional personnel will be hired from other localities.

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Pelly River
Orchay River
Olgie Lake
Pelly River
Ross River
Ross River
Pelly River
Ross River
Mount Cook
Fox Mountain
Weasel Lake
Lapie River
Approx. 39 Km
Mount Ross
Hoole Canyon
Twin Mountain
Lapie River
Pelly River
Mount Green
Approx. 40 Km
Ketza River Mine Sign
Pleasant Lake
Lapie Lakes
Caribou Mountain
Hoole River
Pass Peak
Ketza River Mine Camp
Ross River
4
6

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 3-1 Ketza River Project Access
SRK Job No.: 174703		
File Name: Figure 3-1.doc	Source: YNG	Date: 03-10-08 / Approved: LM / Figure: 3-1

Yukon-Nevada Gold Corp.	4-1
Ketza River Project	NI 43-101 Technical Report

4    History (Item 8)

The Ketza River Property has a history of exploration and production dating back to the 1940’s. The property consists of several discrete zones of mineralization as shown on Figure 4-1. The exploration camp, and core shed are shown on the map along with the historic tailings pond and mill site.

4.1   Ownership

The history of the ownership of the Ketza River property is summarized below:

  Conwest Exploration Company Limited (Conwest), 1954-1983;

  Pacific Trans Ocean Resources Ltd (Pacific Trans Ocean), 1983 to 1984, through an option with Conwest;

  Joint venture between Canamax Resources Inc. (Canamax) and Pacific Trans Ocean, 1984-1989;

  Canamax, following purchase of Pacific Trans Ocean’s interest, 1989-1992;

  Wheaton River Minerals Ltd (Wheaton), after acquisition of property from Canamax, 1992-1994;

  YGC Resources Inc. (YGC), after transferral from Wheaton in exchange for controlling interest in YGC, later divested, 1994-2007; and

  YNG, following merger between YGC and Queenstake Resources Ltd to create YNG, 2007 to present.

4.2   Past Exploration and Development

Lead-silver veins were discovered in the Ketza River area by prospectors of the Hudson Bay Mining and Smelting Company Limited in 1947. Later explorers conducted trenching, road building and diamond drilling. Exploration adits were subsequently developed on the lead-silver veins but little economic production was achieved.

Gold mineralization on the property was first discovered in 1954 by Conwest. Between 1955 and 1960, Conwest explored several mineralized occurrences with trenching and 75 AX diamond drill and packsack drillholes. A non-NI 43-101-compliant historic geological “reserve” of 68kt grading 12g/t-Au was reported for the Peel 3 and Peel 3C deposits (now known as the Peel and Ridge zones). The claims were surveyed and taken to lease during this time.

In 1983, Pacific Trans Ocean optioned the property from Conwest and carried out limited geochemical and geological surveys before entering into a joint venture with Canamax in 1984.

In 1984, Canamax, as operator of the joint venture, completed geological mapping, a 3,500 sample soil geochemical survey for gold and arsenic, a 102 line-km airborne EM-Magnetic survey, rock sampling and 2,424m of diamond drilling in 59 drillholes. Drilling focused on the Peel, Flint, Penguin and Tarn sulfide zones and Ridge oxide manto zone. With the discovery of the Peel oxide zone the exploration focus shifted from sulfides to oxides. The locations of the various zones, in relation to the property, are shown in Figure 4-1.

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In 1985, Canamax carried out geologic mapping, 6,158m of diamond drilling in 60 holes, 409m of underground drifting on the 1510 Level and collection of a metallurgical bulk sample from the Peel and Ridge oxide zones. Preliminary geotechnical and environmental studies were also completed. The exploration led to the discovery of the QB vein. The Iona Silver property adjoining the east boundary of the property was optioned by Canamax and the Slide Lake claims immediately north of the property were staked at this time.

The 1986 field program consisted of prospecting and trenching and led to the discovery of the Break, Gully, 3M and Knoll zones. In 1986, Canamax undertook 6,278m of surface diamond drilling in 90 drillholes to define the Peel zone and to test the Break, QB and 3M showings. Underground exploration included 1,200m of development work on the 1550 and 1510 levels followed by 68 underground diamond drillholes totaling 2,331m. An option was obtained on the adjoining High River/Quillo property.

Exploration during 1987 included diamond and reverse-circulation (RC) drilling, ground geophysics and soil sampling. Low-altitude aerial photography was completed over the property. Drilling consisted of 61 diamond drillholes totaling 4,990m and 95 RC drillholes totaling 5,029m. Drilling focused on definition drilling on the Peel zone and exploration drilling on the Peel fault, Fred's Vein East, and 3M zones. Ground geophysical surveys included 50 line-km of magnetic and 30 line-km of HLEM surveys. Soil sampling on 25m spacing resulted in 2,298 samples for gold analysis only. The Hoodoo and Eileen oxide zones and the Lab and Raven sulfide zones were also discovered at this time.

In 1988, work consisted of diamond drilling, ground geophysics, soil sampling and underground development and exploration. Diamond drilling consisted of 70 holes, 12 of which were underground holes, totaling 5,549m on the Lab, Hoodoo, Comet, Knoll, 3M, NW fault, Megawatt, Sue Creek, Penguin, Peel, Break and Nu zones. Ground geophysical surveys included 90 line-km of magnetics and 26 line-km of VLF. A total of 2,310 soil samples were collected and analyzed for gold. One hundred sixty m of underground drifting on the Nu and Break zones was completed followed by 582m of underground diamond drilling. Sulfide mineral process investigations were initiated. Options on the Iona Silver and High River/Quillo properties were terminated in 1988.

Exploration during 1989 consisted of percussion and diamond drilling, surface geophysics, geologic mapping and soil sampling. Drilling consisted of 127 diamond drillholes (including seven underground holes) totaling 5,590m and 79 percussion holes for a total of 1,215m. Definition diamond drilling was carried out on the Knoll, Tarn, and 1430 East oxide zones and on the Peel East open pit, Peel East underground and Peel West underground and Lab sulfide zones. Preliminary percussion and diamond drilling was also carried out on the Break, B-Mag, Peg-Fury, and Nose zones. Ground geophysics consisted of 36 line-km of ground magnetics. Geological mapping and collection of 500 soil samples led to the discovery of the 1430 East, Tarn and B-Mag oxide zones. New oxide mineralization was also identified at the Knoll and QB zones.

During 1990, trenching was completed on the Penguin and Sauna zones followed by diamond drilling. Drilling consisted of nine diamond drillholes totaling 1,101m, mostly in the Flint zone.

In February 1987, a feasibility study (Canamax Resources Inc, 1987) was completed by Canamax and reviewed by Wright Engineers Ltd (Wright). The study recommended construction of a 320t/d mill and mine complex producing approximately 50koz-Au/year from a

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mineable base of 460kt averaging 15.3g/t -Au. The feasibility preceded Ni 43-101 requirements and is not compliant with CIM guidelines. Mine life was to be five years and the average cost per ounce of gold produced was to be in the range of US$220 to US$250. The estimated cost to build the mine and mill was estimated at US$21M. A production decision was made in March 1987, and financing was obtained in October 1987. The mill achieved commercial production in July 1988.

After several months of operation, the oxide inventory was significantly reduced from the Wright feasibility study estimates due to an error in estimation of the bulk density of the oxide ore. The feed grade to the mill was also lower than expected, due to a number of factors including overweighting of high-grade samples in the data and dilution from the lower than expected grade from the footwall mineralization (Strathcona Mineral Services Limited, 1988). Canamax purchased Pacific Trans-Ocean's interest in the Project in January 1989.

From July 1988 to November 1990, production from the property was 100,033oz of gold from 342,395t at an average mill head grade of 11.6g/t -Au. Average mill throughput over the life of the mine was 364t/d with an average gold recovery of 88.65% . A summary of total production by zone is presented in Table 4.4.1 (Hodgson, 1991). It should be noted that mine production figures were not reconciled with total mill production of 100,033oz-Au. Based on the numbers presented in Table 4.2.1, the Mine production should have been 131,046oz as opposed to actual production of 100,033oz.

Table 4.2.1: Summary of Total Gold Production July 1988 – November 1990

Zone	Tonnes	g/t-Au
Ridge	95,790	13
Peel	148,844	13
Break-Nu	54,700	10
Tarn	18,169	8
QB	1,987	13
Knoll	2,936	6
Gully	8,136	10
1430 East	600	5
Peel/Ridge Mine Dump	11,233	6
Total	342,395	11.6

With the oxide zones nearing depletion, attention was given to the economic viability of the sulfide mineralization and in November 1990 the mine and mill ceased treating oxide material. Metallurgical studies were conducted on sulfide mineralization from several of the deposits. Gold recovery of 78.3% from the sulfides was forecast with limited capital additions required to the existing mill. The mill was permitted to treat oxide ore only and additional permits were required for the treatment of sulfide ore. In June 1991 an amended water license was received but Canamax did not pursue the application due to corporate conditions, low gold prices and adverse market conditions.

Wheaton acquired the property from Canamax in 1992 and in 1994 transferred it to YGC in exchange for a controlling interest, later divested, in YGC. The claims outside the mine area were optioned to Hemlo Gold Mines Inc. (Hemlo) from 1993 to 1995.

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Hemlo carried out soil sampling, magnetic surveys, bulldozer trenching and completed three diamond drillholes totaling 499m in the Shamrock zone area. YGC also conducted diamond drilling in 1994 and 1995 that consisted of 72 HQ-diameter diamond drillholes totaling 5,622m. The program resulted in the discovery of the Chimney and Fork zones.

In 1996, YGC completed 14 HQ-diameter holes totaling 1,954m in the mine area and 21 HQ-diameter holes totaling 3,613m in the Shamrock zone. The 1996 program also consisted of geologic mapping, prospecting and sampling a number of other anomalous zones. During 1997, 11 holes, totaling 1,217m, were drilled along the Fork – Nu trend.

From 1955 through 1997, a total of 914 diamond, RC and percussion drillholes totaling 53,134m of drilling have been completed on the property. A summary of this is presented in Table 4.2.2.

University graduate students (Cathro, 1990 and Stavely, 1992) completed studies on the property investigating the geology and mineral deposits of the Ketza district and the mineralogy and geochemistry of the Ketza Mine deposits. A post-graduate investigation was completed on the structural geology, stratigraphy, alteration systems, and possible age relationships of mineralization and postulated intrusive activity (Fonseca, 1997).

Table 4.2.2: Summary of Drilling from 1955 to 1997

Year	Operator	No. Holes	Type of Drilling	Length Drilled (m)
1955-60	Conwest Exploration Co.	75	Diamond	Unknown
1984	Canamax Resources Inc.	59	Diamond	2,424
1985	Canamax Resources Inc.	60	Diamond	6,158
1986	Canamax Resources Inc.	158	Diamond	8,609
1987	Canamax Resources Inc.	61	Diamond	4,990
1987	Canamax Resources Inc.	95	RC	5,029
1988	Canamax Resources Inc.	70	Diamond	5,549
1989	Canamax Resources Inc.	127	Diamond	5,590
1989	Canamax Resources Inc.	79	Percussion	1,215
1990	Canamax Resources Inc.	9	Diamond	1,101
1994	Hemlo Gold Mines Inc./YGC Resources Ltd.	25	Diamond	2,180
1995	Hemlo Gold Mines Inc./YGC Resources Ltd.	50	Diamond	3,630
1996	YGC Resources Ltd.	35	Diamond	5,442
1997	YGC Resources Ltd.	11	Diamond	1,217
Total		914		53,134

Canamax, the previous operator of the mine, expended $11.6M on exploration and feasibility studies beginning in 1984. Exploration summary reports were prepared annually by Canamax describing geophysical ground and airborne surveys, geochemical soil sampling, prospecting, trenching, percussion drilling, RC drilling, diamond drilling and underground developments.

After YGC acquired the property in 1994, it spent $0.52M in 1994, $0.76M in 1995 and $0.90M in 1996 on exploration. Drilling on the extensions of mineralized trends, on the peripheries of developed zones and in other unexplored anomalous areas totaled 11,090m in 110 HQ holes. The exploration was successful, leading to the discovery of new gold-bearing oxide and sulfide mineralization on the property. A summary report on the 1994 and 1995 drilling programs was prepared at the end of the 1995 season.

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4.3   Historic Mineral Resource and Reserve Estimates

4.3.1 Pre-production Resource Estimates

Canamax calculated “resource and reserve” estimates prior to production using cross sectional methods in which blocks were drawn halfway to the nearest adjacent drillhole and halfway to the adjacent cross-section except where geology dictated a reduction in block size due to structural discontinuity. These estimates used a variety of cut-offs and included or excluded different satellite deposits, so it is difficult to make meaningful comparisons between the estimates from year to year. These estimates were done before the NI 43-101 standards were required, and the similarity to today’s definitions regarding measured, indicated and inferred resources are uncertain. Specific Gravity (SG) values applied to sulfide and oxide are not mentioned in the 1984 resource, but in 1985, 2.8 was used for oxide, and 3.3 was used for sulfide. In 1986, the oxide SG was 3.1, and sulfide is not mentioned. These pre-production estimates are summarized in Table 4.3.1.1, and chart below. The estimates date from before institution of NI 43-101 reporting guidelines and should not be relied upon.

Table 4.3.1.1: Historic Resource Estimates

			Oxide			Sulfide
Year	Description	Cut-off	Tonnes	Grade (g/t)	oz	Tonnes	Grade (g/t)	oz
1984	Peel Pit & UG +	4g/2.5m (Peel)	473,397	8.52	142,991
	Tarn Pit	2g/2.5m (Tarn)
1985	Peel Oxide +	4g over 2.5m	439,077	14.62	187,703	430,913	7.46	330,693
	Misc. Sulfides
1986	PP&P Oxide,	4g/t	535,000	15.02	258,376	543,000	7.50	130,934
	Possible Sulfide
1987	Same as above +	4g/t	651,188	14.46	302,810	559,340	7.51	134,979
	new zones
	(Gully, QB,
	Break & Knoll)

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4.3.2 Post-production Resource Estimates

In 2004 and 2005 resource estimates were prepared for YGC by Gary Giroux (Table 4.3.2.1) . The 2004 resource was divided into two parts: manto-style mineralized zones south of the Peel Fault and disseminated and quartz stockwork mineralization zones north of the Peel fault. This estimate included all of the drillholes drilled by Canamax in the 1980s and 1990s, as well as the holes drilled by YGC in the 1990’s in the Peel and Shamrock areas. The 2005 resource included 37 new drillholes completed in the summer of 2005 along with an additional 121 historic holes in the Bluff, Hoodoo and Lab Zones to the west of the area estimated in 2004. Shamrock was not updated in 2005.

The bulk density for oxide material was 2.3t/m 3. Sulfide material was set at 3.1t/m 3 based on measurements made by Canamax during the feasibility study.

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Table 4.3.2.1: YGC Resource Estimate, 2004-2005

Year	Area	Tonnes	g/t	oz
Measured and Indicated
2004	Peel	4,250,000	2.81	385,500
	Shamrock	2,590,000	2.19	182,000
2005	Peel + Peng-Lab + Tarn	5,950,000	3.00	574,600
Inferred
2004	Peel	6,270,000	1.76	354,800
	Shamrock	4,030,000	1.92	249,200
2005	Peel + Peng-Lab + Tarn	10,550,000	2.37	805,200

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NAD 1927 Datum
644000
645000
646000
6827000
6826000
6825000
N
3M
Gully
QB
Peel – Break
1550 Adit
1510 Adit
1430 Adit
Lab – Hoodoo
Tailings Pond
Core Shed
Penguin
Camp
Mill
Tarn

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 4-1.doc

Ketza River,
Yukon Territory, Canada

Source: YNG

Figure 4-1

Mineralized Zones and Facilities

Date: 03-10-08 | Approved: LM | Figure: 4-1

Yukon-Nevada Gold Corp.	5-1
Ketza River Project	NI 43-101 Technical Report

5    Geological Setting (Item 9)

5.1   Regional Geology

The Property is located in the Pelly Mountains of central Yukon. The mountains are made up of a shallow marine miogeoclinal sequence of rocks forming a carbonate platform bounded by the Omenica Tectonic Belt to the southwest and a faulted lobe of the Yukon Tanana Terrain to the northeast across the Tintina Fault. This carbonate platform is known as the Cassiar Terrain or Pelly-Cassiar Platform (Pelly-Cassiar).

The Pelly-Cassiar is a displaced continental margin of the ancient North American continent. Rocks of the Pelly-Cassiar consist of a continental margin sedimentary sequence of the Rocky Mountain Assemblage composed of interbedded carbonate and clastic units of Paleozoic age. Several major deformation events have affected the region including a Mesozoic-age arc-continent collision, doming and uplift during the intrusion of mid-Cretaceous stocks and an estimated 450km of dextral strike-slip displacement on the Tintina Fault from the Cretaceous to Tertiary periods.

Four significant thrust faults, the McConnell, Porcupine-Seagull, Cloutier, and St. Cyr thrusts, parallel the Tintina Fault and dip generally southwest (Abbott, 1986). Thrusting is believed to have occurred during the Late Jurassic and Early Cretaceous.

Rocks in the Watson Lake District belong to the Cloutier Thrust Sheet, which is exposed within an erosional window in the overlying Porcupine-Seagull Thrust Sheet. The window, known as the Ketza-Seagull arch, forms an elongated northwest-trending structure probably related to buried Cretaceous intrusions. The intrusions are apparently centered in two areas known as the Ketza Uplift and the Seagull Uplift. Structures in the window are characterized by steeply dipping normal faults.

The Ketza Uplift is thought to be caused by a buried intrusion (Parry and others, 1984 and Parry and others, 1985). The following supporting evidence has been cited for the presence of a buried intrusive:

  The presence of a magnetic anomaly;

  Development of hornfels in sedimentary rocks; and

  Hydrothermal alteration immediately north of the Ketza River gold mantos.

The hornfels has been dated by whole rock K-Ar at 101+/-4Ma, in the Mid-Cretaceous (Cathro, 1988). The uplift exposes the oldest rocks of the Clouthier Thrust Sheet, which are Lower Cambrian carbonates and older clastic rocks. The rocks surrounding the uplift are Upper Cambrian and younger clastic and carbonate rocks.

5.2   Geology of the Ketza River Property

The Property is underlain by Lower Cambrian carbonate and clastic sedimentary rock units. The Lower Cambrian units (Map Units 1a, 1b, 1c, 1d, and 1e) form a conformable series (Figure 5-1) which is unconformably overlain by Late Cambrian black shale (Fonseca, 1998). The lithostratigraphic succession described below was adopted by previous workers (Read 1980). The general surface geology is outlined in Figure 5-2.

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5.2.1 Local Lithology

The oldest rocks are Unit 1a which is composed of interbedded brown to rusty weathering argillite, phyllite, variably bedded impure siltstone, sandstone, quartzite, limestone and calcareous units. The unit outcrops in the center of the Ketza Uplift north of the Peel fault that encompasses the Shamrock target.

Unit 1b is a narrow bed (25 to 60m) of fossiliferous, well-laminated silty limestone that appears to be transitional from the underlying argillite to the overlying phyllitic limestone. The unit is not found at the surface on the property but has been intersected in drillholes.

Unit 1c is a recessive weathering unit of 75 to 105m thickness composed of brown to gray-green phyllitic limestone, calcareous mudstone and argillaceous limestone. The upper contact of the unit is gradational with the overlying massive to thick bedded blue gray limestone. This unit crops out in exposures along Cache Creek above the mill site.

Unit 1d is host to all replacement-type manto mineralization on the property. The lower contact is gradational and arbitrarily defined when the well-bedded limestone becomes the major component. The unit is from 120 to 180m thick. The limestone is a gray, uniformly bedded, clean limestone with distinctive Archeocyathid fossils occurring near the top of the unit. An internal stratigraphy has been recognized in the mine site area. The internal beds are separated on the basis of textures. Beds of massive fine-grained light-gray limestone, blue fine-grained crystalline limestone, thin and wispy silty banded limestone, and silty black limestone are recognizable in drill core and outcrop. The unit is locally dolomitized, recrystallized and weathered near the mineralization. The limestone is resistant and forms prominent cliffs and ridges throughout the region.

Unit 1e is composed of a thin (0 to 50m) green mudstone bed which forms a distinctive marker horizon. The unit is locally to pervasively clay- or talc-altered in the vicinity of mineralization. The mudstone is generally recessive, poorly exposed and often required additional ground support in the underground workings where it formed the hanging wall of the Peel zone.

Unit 2a is composed of carbonaceous to graphitic black shale with a well-developed slaty cleavage. The thickness of the unit is unknown as the top of the unit is not exposed on the property. The unit crops out in the fault-bounded panels at the Peel Oxide zone and in the Sue Creek area north of Cache Creek. A discontinuous unit of dull orange-weathering dolomite, Unit 2b, outcrops in the western portion of the property. This is a regional unit mapped by Read (1980) and was not recognized on the property by Canamax.

5.2.2 Alteration

Dolomitization or iron carbonate replacement alteration envelopes the manto mineralization and is especially well developed in areas lateral to the mantos where the host limestones are brecciated. The carbonate replacement deposits result in the migration and precipitation of calcite in the rocks surrounding the mineralization. Sheeted white calcite veins are exposed in the footwall rocks in the Break open pit and amorphous white calcite banding occurs in the fine-grained limestone unit in proximity to the Peel/Ridge zones and in the upper plate rocks in the Hoodoo area. The calcite-rich limestone beds are referred to as zebra rock.

Silicification, sulfidization, and bleaching are closely associated with quartz-sulfide veins in sedimentary rocks in the argillite-hosted targets. Skarn mineralization at the Project is rare, and

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usually does not yield significant gold values. Epidote, biotite and diopside hornfels are widespread in Unit 1a, with quartz-sericite enclosing a core of quartz and silicification.

5.2.3 Structure

The Property lies on the southern flank of a westward plunging anticline which is cored by the Unit 1a argillite exposed along Peel Creek. The strata are strongly folded with limbs ranging from steep to flat-lying. A later deformation has overprinted these structures with broad, open folds and drag folds that occur adjacent to thrust faults.

A synclinal closure has been mapped in the Peel Ridge mine site area where mineralized bodies occur on both limbs of the fold. A major synclinal fold with parasitic anticlinal folds has been mapped northwest of the mine site area in the upper plate rocks overlying the Peel thrust fault. Limestone beds of Unit 1d host gold-bearing oxides and sulfides at the Hoodoo and Comet zones in the core and on the western limb of a tight anticline.

Regionally, the thrust faults are northeast directed with displacements of up to 450m. The Peel fault is thought to be a reactivated thrust fault that pre-dates the block faulting. It is cross cut and offset in the Peel - Ridge fault by northwest-trending faults. The Peel fault intersects the Ridge zone ore deposit and juxtaposes Lower Cambrian argillite Unit 1a over the Lower Cambrian limestone Unit 1d. The fault has two different orientations, steeply dipping east of the Ridge zone and shallow dipping over the Ridge zone and to the west. The fault has been traced westward to the area of the Lab deposit.

The stratigraphy, thrust faults and folds have been disrupted by numerous reverse, normal and strike-slip faults. High angle block faults related to uplift and doming are prominent. Detailed mapping in the underground workings indicates that the Peel and Ridge oxide deposits occur within a 200m wide zone of structural deformation bounded by two northwest trending block faults.

The Ketza Uplift is composed of uplifted and altered Lower Cambrian Unit 1a strata. Structures within the uplift include thrust faults, upright folds, and high-angle normal faults all of which have strong spatial association with plutonic related type deposits. An apophysis of a mid-Cretaceous stock is postulated to lie beneath the core of the uplift and the Peel Creek anticline. Possible hornfels in the Unit 1a argillite along Peel Creek and a coincident aeromagnetic anomaly are cited as supporting this hypothesis. Block faulting predates, or was contemporaneous with, the mineralizing event and the faults acted as conduits for the metal-bearing solutions.

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Ketza River stratigraphic column
2a shale
1e
mudstone
FSLT
MSLT
BSLT
MSLT
BXLT
WBN
1c
calcareous
argillite
1b
limestone
1a
argillite

WBN	Wispy banded Limestone
BSLT	Black silty Limestone
FSLT	Fossiliferous Limestone
MSLT	Massive Limestone
BXLT	Blue crystalline Limestone

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 5-1.doc

Ketza River,
Yukon Territory, Canada

Source: Stroshein

Figure 5-1

Stratigraphic Column

Date: 03-10-08 | Approved: LM | **Figure: 5-1**

Ketza River Project
Generalized Geology Map
Carbonate hosted manto style mineralization
Siliciclastic hosted vein style mineralization
Domain 4
Knoll
3-M
Gully
Chute
QB
Domain 2
Comet
Hoodoo
Crest Zone
Fred's Vein East
Break/Nu
Peel-East
Peg-Fury
Ridge Pit
D-Mag
Strike
Lab
Peel West
Fork
Bluff
Calcite
Flint
Tailings Pond
Domain 3
Core Shed
Penguin
Megawatt Zone
Camp
Ketza River Mill
Creek Zone
Tam
Domain 1
1,000
Meters
N

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 5-2 Generalized Geology Map
SRK Job No.: 174703		
File Name: Figure 5-2.doc	Source: YNG	Date: 03-10-08 / Approved: LM / Figure: 5-2

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6    Deposit Type (Item 10)

There are two general types of gold deposits on the property: manto-type replacement sulfide/oxide deposits and quartz-sulfide fissure vein and stockwork systems. The mantos are classified by Nelson (2005) as possible gold-rich polymetallic mantos, however, it should be noted that the lead-zinc content of the mantos on the property is insignificant. Similarly, Fonseca (1998) characterized the mineralization as a poorly understood type of gold-rich, base metal-poor, carbonate-hosted replacement deposit, ostensibly related to a buried intrusion. It is possible that mineralization on the property represents a distal manifestation of intrusion-related gold mineralization as suggested by Fonseca (1998).

Mantos are sub-horizontal, tabular massive sulfide bodies and chimneys are sub-vertical, massive sulfide bodies within the Lower Cambrian limestones. Sub-vertical, and some sub-horizontal, bodies are structurally controlled while the remainder of the sub-horizontal bodies occur along permissive horizons within limestone.

Massive deposits of iron sulfides consist primarily of pyrrhotite with the remaining sulfides consisting of approximately 10% arsenopyrite, 5% pyrite and 2% chalcopyrite. Galena and sphalerite are rare. Most sulfide mantos are gold-bearing, but the grade is highly variable. The sulfides are typically laterally zoned from an arsenopyrite-rich core grading out to a pyrrhotite-dominated fringe. A thin zone of galena and sphalerite locally rims the gold-bearing section and calcite forms the margin of the deposits.

The quartz-sulfide fissure vein and quartz-breccia systems occur in a sequence of interbedded Lower Cambrian phyllite, argillite, siltite, quartzite and carbonate rocks on the eastern side of the Ketza Uplift. Mineralization consists of pyrrhotite, pyrite and arsenopyrite in massive quartz-sulfide fissure veins and quartz-breccia veins with lesser stockwork and dissemination. These veins are controlled by moderate to high-angle faults. Both styles of mineralization are locally oxidized.

There are few known direct analogs to mineralization on the property. It is possible that mineralization at the Kettle River Mine located in northeastern Washington State in the US and operated by Kinross Gold Corporation is similar.

There are several characteristics of the mineralization on the property that can be used to direct exploration. Massive sulfide mineralization may be detectable using geophysical gravity surveys and the magnetic pyrrhotite may be detectable using magnetometry. Some of the geochemical characteristics of the mineralization may also be useful. For example, the arsenic in arsenopyrite and its oxidation products is detectable in soil sampling. These characteristics continue to be useful in exploration on the property.

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7    Mineralization (Item 11)

Mineralization on the property is generally of two types: manto and chimney, carbonate-hosted replacement deposits that occur south of the Peel fault and quartz-sulfide fissure veins and quartz-breccia zones in siliciclastic rocks that occur north of the Peel fault. Over 30 targets and prospects have been identified on the property. For purposes of resource estimation, the area has been divided into four model areas with most of the targets falling into one of the following areas (Figure 7-1):

Tarn Area:                           Tarn

Penguin-Lab Area:             Penguin, Flint, Lab and Hoodoo

Peel Area:                            Ridge, Peel, Nu-Break

Shamrock Area:                  Gully, QB, 3M

All areas except Shamrock occur south of the Peel fault and contain manto and chimney, carbonate-hosted replacement deposits while Shamrock occurs north of the Peel fault and contains quartz-sulfide fissure vein and quartz breccia zones in siliciclastic rocks. The Knoll and Fred’s Vein deposits were not modeled for the resource.

7.1   Mineralized Zones

Peel, Penguin-Lab and Tarn areas are generally of the gold-rich carbonate-hosted chimney- and manto-style sulfide mineralization and its oxidized equivalent. The lone exception to this is Fred’s Vein East, which is a quartz-sulfide vein hosted by siliciclastic rocks immediately north of the Peel fault. While Fred’s Vein East is geologically similar to the mineralization in the Shamrock area, it falls within the Peel area because of its location on Peel Ridge.

The mantos and steeply plunging chimneys are preferentially hosted by three limestone facies of Unit 1d - massive limestone, fine-grained crystalline limestone, and wispy banded limestone - which are confined to the south side of the Peel fault. The location of mineralization is controlled by high-angle planar and listric normal faults, fold hinges and by the location of the three favorable carbonate facies. In general, the mantos have an elongate geometry.

Principal sulfide mineralogy consists of pyrrhotite, pyrite, arsenopyrite, marcasite and minor chalcopyrite. Galena and sphalerite are rare. Oxidized mineralogy primarily consists of hematite and goethite. Scorodite, after arsenopyrite, is common. A distinctive lustrous hydrous iron silicate mineral named hisingerite is present, and is often associated with high-grade gold values.

Sulfide mantos include Peel Sulfides, Peal East Sulfides, Penguin, Tarn, Lab and Flint. Oxide mantos include Peel Oxides, Break-Nu, Ridge and Hoodoo.

7.1.1 Tarn Model Area Occurrences

Tarn Zone

The Tarn zone is located approximately 2km west of the Ketza River Camp in the headwaters of Cache Creek. Mineralization consists of two mixed oxide-sulfide bodies ranging from 85m to 115m in length, 35m to 60m in width and 5m to 8m in thickness. Mineralization is exposed in the Tarn pit, extends to 75m in depth, and is approximately horizontal. Strike is about 015o.

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Approximately 18kt of oxidized Manto-style mineralization was mined from the Tarn zone in the late 1980’s. Current exploration focuses mainly on the sulfide manto beneath the oxide.

7.1.2 Penguin-Lab Model Area Occurrences

Penguin Zone

The Penguin zone is manto-style sulfide mineralization located approximately 1.25km west of the Ketza River Camp, also in the Cache Creek drainage. Two mineralized bodies occur within a presently defined area approximately 425m in length, 100m in width and 15m in thickness. The first zone, formerly known as the Flint zone, is sub-vertical with a plunge of 25o to the southwest. It is approximately 150m in length, 60m in height and 10m in width. This zone occurs 90m below the surface has a strike at azimuth of 050o.

The second zone is more flat-lying with approximate dimensions of 150m in length, 115m in width and 4m in thickness. It occurs approximately 120m below the surface with a plunge of 4o to the southwest and a strike of 020o.

Lab Zone

The Lab Zone is manto-style sulfide mineralization located approximately 1.25km northwest of the Ketza River Camp on the southern slope of Peel Ridge. The Lab zone consists of four distinct zones that occur over an area measuring 320m x 400m and average 5m in thickness. The four bodies occur in two pairs at right angles to one another with the arms striking northeast and southeast. The former Calcite zone is now included in this zone.

Hoodoo Zone

The Hoodoo zone is manto-style oxide/sulfide mineralization located approximately 1.5km northeast of the Ketza River Camp on the southern slope of Peel Ridge. Early drilling was halted once sulfide mineralization was reached but recent drilling has been targeting the sulfide mineralization underlying the oxide mineralization exposed at surface. Recent exploration has also been successful in extending the oxide mineralization. Geometrically the Hoodoo zone is a flattened cylinder with a presently defined diameter of 70m and a thickness of 15m.

7.1.3 Peel Model Area Occurrences

Peel Zone

The Peel zone is located about 0.75km north of the Ketza River Camp on the south flank of Peel Ridge. Mineralization consists of irregular interconnected lenses and pods in area approximately 400m long x 400m wide zone. The Peel zone consists of the Peel West, Ridge, Main Peel, or Peel oxide, zones. The Nu-Break and Fred’s Vein East zones are also on Peel Ridge but are somewhat to the east of the main grouping of mineralized bodies that comprise the Peel zone.

Peel West Zone

The Peel West zone consists of four mineralized bodies with a generally circular footprint. The four bodies occur over an area measuring 320m x 260m and range in thickness from 1 to 10m. The mineralized bodies are exposed at the surface and extend to a depth of 60m. The overall strike of the zones is 325o.

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Ridge Oxide Zone

The Ridge oxide manto zone as presently defined consists of three separate mineralized bodies occurring over an area approximately 500m in length, 85m in width and 50m in thickness. Individual mantos vary from 5 to 10m in thickness. The zone is exposed at the surface and extends to a depth of 120m. Mantos dip from fairly flat-lying to 55o to the north. Strikes range from 070o to 350o.

Production from the oxide mineralization in the Peel and Ridge deposits was approximately 148,800t at an average grade of 13g/t-Au. Oxide mineralization is cut off by the bounding northwest-trending East Side fault.

Nu-Break Zone

The Nu-Break zone consists of oxide manto mineralization located approximately 1.0km north-northeast of the Ketza River Camp on the nose of Peel Ridge. The overall dimensions of the mineralized body as presently defined are approximately 175m in length, 75m in width and 30m in thickness. The zone is exposed at the surface and extends to a depth of 95m below the surface. The zone strikes approximately 300o with a dip of 75o to the south.

Fred’s Vein East

Fred’s Vein East is a quartz-sulfide vein-like occurrence in siliciclastic rocks on the north side of the Peel fault. The vein is located on the north side of Peel Ridge in the Peel Creek drainage approximately 1.0km north of the Ketza River Camp. The exposed strike of the structure is approximately 100m. The width is difficult to characterize and the down dip extension has not yet been defined. The zone is exposed at the surface. The strike varies from 065o to 080o and dip varies from 80o to 85o south.

7.1.4 Shamrock Model Area Occurrences

All of the mineralization in the Shamrock area occurs in siliciclastic rocks north of the Peel Fault. Mineralization occurs as fissure veins, breccia zones and disseminations rather than chimneys and replacement mantos.

Gully Zone

The Gully Vein is a quartz-sulfide vein occurring in siliciclastic rocks north of the Peel fault. The vein is located approximately 1.75km north of the Ketza River Camp on the south flank of Shamrock Mountain in the Peel Creek drainage. Assays from drill samples range up to 37.6g/t -Au. The overall dimensions of the mineralized body as presently defined are approximately 300m in length, 100m in depth and 4m in thickness. The zone extends from the surface to 125m with a strike of 165o, a dip of 45o west and a plunge of 9o.

QB Zone

The QB zone consists of multiple irregular lenses of quartz-breccia occurring in siliciclastic rocks north of the Peel fault. The vein is located approximately 1.75km northeast of the Ketza River Camp on the south flank of Shamrock Mountain in the Peel Creek drainage. The overall dimensions of the mineralized body as presently defined are approximately 525m in length, 220m in width and 2m to 70m in thickness. The zone extends from the surface to a depth of 270m, strikes 140o and plunges 40o to the south.

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3M Zone

The 3M zone is located about 2.5km northeast of the Ketza River Camp on the ridge between Peel and Misery Creeks. Mineralization consists of quartz breccia and disseminations in siliciclastic rocks. The mineralized body is approximately 525m in length, ranges from 2m to 12m in width and extends to 230m in depth. The upper part contact of mineralization ranges from 40m to 90m below the surface. The mineralized body trends 150o and the dip is 10o to the west.

Knoll Zone

The Knoll zone is located about 3.0km northeast of the Ketza River Camp on the north slope of Shamrock Mountain. It is just outside of the Northwest edge of the Shamrock model area. It is comprised of a body of oxide mineralization measuring 45m x 35m with a thickness ranging from 4m to 10m. It is exposed at the surface and has been mined on a limited scale in the past.

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Drillhole Locations and
Modeled Areas with Deposit Names
Rejected Holes shown in Red
6827000 N
6826000 N
6825000 N
643000 E
644000 E
645000 E
646000 E
Knoll
Gully
3M
QB
Shamrock Model
Hoodoo
Ridge
Break
Lab
Fork
Peel
Flint
Penguin-Lab Model
Peel Model
Tarn
Penguin
Tarn Model
N

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 7-1 Drillhole Locations and Modeled Areas with Deposit Names
SRK Job No.: 174703		
File Name: Figure 7-1.doc		Date: 03-10-08 / Approved: LM / Figure: 7-1

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Ketza River Project	NI 43-101 Technical Report

8    Exploration (Item 12)

This section contains a description of 2005 and 2006 exploration conducted by YGC. Historic exploration programs are described in Section 4.

8.1   2005 - 2007 Exploration

In May of 2005, YGC commenced drilling at the Ketza River Project, and has been drilling continuously since then, with the exception of holiday shutdowns. In 2006, the main Project area was flown for new one-meter-contour topographic map coverage. In the spring of 2007 the Ketza claim block was expanded on the south and west. A limited amount of reconnaissance work was conducted in 2006, followed by a major effort in 2007, yielding several new target areas. Ground magnetic and gravity surveys were carried out over known mineralization. A soil sampling program was completed in the area of Peel Ridge north to the top of Shamrock Mountain. A petrographic study was completed for manto-style mineralization.

Samples from three 1996 drillholes were analyzed for multi-element geochemistry in an attempt to determine the presence of a zonation pattern that might point to the location of a postulated buried intrusive as postulated by Fonseca (1998). The holes were located at the QB Zone, the 3M Zone and one in between. The ratios of gold-arsenic and gold-bismuth indicated that the QB Zone hole was closest to the intrusive (Stroshein, 2006).

8.1.1 Rock Sampling

Tarn Pit

The wall of the Tarn Pit was channel sampled in the fall of 2006. A total of 40 samples were collected, each one 5.0m in length. The samples averaged 2g/t-Au, with a high of 9.7g/t -Au.

Creek Zone

Outcrops just above the pad for holes KR-06-920 through 922 contain massive pyrite with black coatings on the crystal surfaces. The black coating is assumed to be chalcocite since the samples ran approximately 0.2% Cu. Other dark grains in the rock were identified as tetrahedrite. All four samples contained gold values.

Gully Pit

The Gully Zone is part of the Shamrock target, and was mined by Canamax in the late 1980’s, yielding approximately 8,000t of oxide grading 10.0g/t -Au (Hodgson, 1991). Mining stopped when sulfide mineralization was encountered, leaving a prominent massive sulfide rib protruding from the pit floor, and a highly oxidized shear zone along its side.

In mid-August of 2006, a series of chip and channel samples were collected across the massive sulfide rib and the adjacent shear zone. The assays of the samples contained significant amounts of gold.

8.2   Soil Sampling

Aurora Geosciences was contracted to conduct a soil sampling program large portions of Peel Ridge and Shamrock Mountain in 2007. The sampling was done on a 50m grid, and targeted areas where 200m spaced soil lines had identified anomalous gold. Results are being analyzed at the time of this report.

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8.3   Surveys and Investigations

8.3.1 Topographic Surveys

In August 2006, Aero Geometrics of Vancouver flew the Project, including the existing claim block in 100km2 of new coverage. Two sets of digital topographic maps, with 10m and 1m contour intervals were produced.

In early September 2007, Aero Geometrics of Vancouver flew portions of the Project in which mining claims had been staked since the survey the previous year. The mapping is in progress, and will have a 5m contour interval.

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9    Drilling (Item 13)

From May of 2005 through December of 2007, YGC/YNG drilled a total of 674 holes for a total of 88,196m (Table 9.1) . The principal objective of the drilling programs was the continued definition of known mineralized areas and the testing of newly discovered areas. All diamond drillholes completed in the resource area since 2005 are shown in Figure 7-1.

Table 9.1: Summary of Diamond Drilling 2005 Through 2007

Year	Operator	No. of Holes	Type Drilling	No. of m Drilled
2005	YGC Resources Ltd.	99	Diamond	12,734
2006	YGC Resources Ltd.	270	Diamond	33,874
2007	YGC Resources Ltd.	305	Diamond	41,587
Total		674		88,196

All of the drilling from 2005 through 2007 was diamond drilling. Holes were started with NQ-sized core (47.6mm in diameter) or HQ-sized core (63.5mm in diameter) and reduced to NQ-sized core as required. Holes drilled for metallurgical purposes are HQ-sized.

Collar locations are obtained by using a combination of a Leica total station and a Trimble R8 differential GPS. Downhole surveys are done using Reflex Maxibor II downhole survey tool. Prior to 2007 acid tests were used to measure dip changes down hole.

Drill core is currently stored on site. Drill logs are entered directly into a laptop computer in the core shack using Drill King software. Recovery and Rock Quality Designation (RQD) are recorded for each hole.

Drilling was successful in extending and/or defining limits of mineralization on the Peel, Tarn, Gully, QB and Lab zones. Parts of these remain open. Drilling on the Penguin and Calcite extension of Lab Zone was successful in defining mineralization at the location of magnetic highs.

A lack of significant mineralization was found by the drilling of the Peg-Fury (south of QB zone), Creek, Megawatt (south of Peel area), Nose and Bluff zones, as well as the previously untested ground between Lab and Peel. The Thrust vein, near Tarn was found to be cut off by a low angle fault at shallow depth.

The results were inconclusive at the Crest, Fred’s Vein East, and Break Zones, and more drilling will be required to either define or disprove significant mineralization at these zones. Significant mineralization was drilled at Hoodoo, but definition of the nature and orientation of the mineralization will require more drilling.

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10    Sampling Method and Approach (Item 14)

The sampling procedures associated with the drilling programs utilized by YGC after acquiring the Ketza River property are described in this section. Little is known of the sampling methods employed by earlier operators. Sampling procedures, collection and security for YGC/YNG were completed under the direction of YNG’s Qualified Person, Ed Gates.

During the diamond drilling programs, geological personnel attended the drill at regular intervals as well as during drilling of mineralized intersections of predicted zone drillholes. Geologic personnel are on hand to determine the completion depth of each hole and to shut down the drillhole. The core is delivered to the core shack at the end of each working shift or when the drillhole is completed.

The core is laid out in sequence at the core shack. The core is logged directly into laptop computers by geologists, and sample intervals are marked on the core and recorded on the drill logs. The core is then stored within the core shack and samples are split in sequence. Personnel conducting the sampling are supervised by the geologist who logs the core.

All drill core is logged and photographed before sampling. The descriptions are entered onto prepared log forms on laptop computers using coded entries for lithology, texture, structure and mineralogy.

Oxide and sulfide mineralization are sampled on the basis of geologic features. The maximum sample interval for HQ core is 1.5m and 3.05m for NQ core. The minimum sample interval is 0.2m. Once samples are identified and marked, sample tickets are stapled into the sample locations. Sample intervals and geology are then logged into Drill King software.

Core is then taken into the splitting room where sampled intervals are split or with a diamond saw. Core from oxide zones often occurs as iron oxide rubble. In these instances, the rubble is sampled with a spoon rather that split or cut.

Half of the sample is placed in the sample bag and half is retained in the core box for future reference. The detachable half of the sample ticket is remove from the core box and placed inside the sample bag. The remaining half of the sample ticket remains in the core box with the corresponding sample number. Core boxes are removed to a designated core storage yard where they are placed on core racks.

Sealed sample bags are placed in large white rice bags, the rice bags are labeled with the hole number, the contained sample numbers and the rice bag are numbered for transport (i.e. Bag 1 of 6). Rice bags are placed in an outside storage bin where they await shipping.

Samples are transported by company personnel at least once per week to Canadian Freightways in Whitehorse, Yukon. A sample shipment form is filled out and kept on file, indicating the date, truck being driven, person transporting the samples, hole numbers and number of bags. Upon arrival in Whitehorse, samples are directly loaded upon pallets at Canadian Freightways and shipped to ALS Chemex.

10.1   Sample Quality

As a rule, core recovery is very good in limestone and sulfide mantos, very good in the Gully vein and the argillite wallrock, moderate in the QB zone stockwork and fault intersections and moderate to poor in the oxide mantos.

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11    Sample Preparation, Analyses and Security (Item 15)

11.1   Sample Preparation and Assaying Methods

In the 1980’s, Canamax used Northern Analytical Laboratory in Whitehorse, YT and Rossbacher Labs in Burnaby, BC for sample preparation and analysis. In 2005, YGC used Eco-Tech labs in Kamloops, BC. In 2006-2007, all sample preparation was done by ALS Chemex in their Elko, Nevada or Terrance British Columbia sample preparation facilities. No sample preparation was done on site.

ALS-Chemex (2006-2007):

Samples are dried at 110-120 C and then crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that >70% of the sample must pass a 2mm (10 mesh) screen. A whole or split portion derived from the crushing process is pulverized using a ring mill. The ALS Chemex QC specification for final pulverizing is that >85% of the sample be less than 75µm (200 mesh) A 30g split is fire assayed and the resultant bead is parted and digested with aqua regia, and the final result is measured using Atomic Absorption. Assays above 1.0ppm were re-assayed using a gravimetric finish.

Eco-Tech Labs followed essentially the same process.

11.2   Quality Controls and Quality Assurance 11.2.1 QA/QC Protocol 2005-2007 (YGC-YNG)

The YGC-YNG laboratory Quality Assurance/Quality Control (QA/QC) program consists of inserting a blank sample into the sample stream at the top of every hole and then inserting either a standard sample or blank sample at every 15th sample. If a hole has less than 15 samples, a standard and blank are inserted at the end of the hole.

The blanks are non-commercial material, composed of locally derived barren limestone, and have not been certified to be of zero grade.

Prior to mid-year 2006, a non-commercial moderate grade “pseudo-standard” was used, which had been collected from a mineralized outcrop in the Ridge pit and blended by hand. When this first “standard” was depleted, a second supply of higher grade material was collected and blended from a local high grade stockpile. These “standards” were inserted simply to ensure that the lab would catch high grade assays, and not necessarily to assess the precision of the lab. The shortfalls of these non-commercial standards was realized, and commercial standards from CDN Resource Laboratories Ltd were used starting in 2006.

After mid-year 2006, for manto-styled mineralization Gold Ore Reference Standard CDN-GS-10A (9.78+/ - 0.53g/t) or CDN-GS-10B (8.6 +/- 0.49g/t) was used. For stockwork-style mineralization Gold Ore Reference Standard: CDN-GS-2B (2.03 +/- 0.12g/t) was used.

Due to communication issues, the standard insertion protocol was not strictly adhered to once a particular standard supply was depleted. There were minor labeling issues where blanks and standards had labels swapped, or the wrong standard label was recorded. These issues were identified and corrected as confirmed by comparing the geochemistry of the multi-element assay

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results to those of the standards. The problems reflected an issue with check sample handling and not with lab results.

Occasionally, higher-grade gravimetric assays were re-assayed as a check; all of these refires were within acceptable ranges of the original.

11.3   Interpretation

Graphs were plotted for each set of standards, and blanks. These are shown in Figures 11-1 to 11-4. With the exception of a few anomalies which may represent mislabeled samples, most of the commercial standards behave as well can be expected. Only a few assays are outside of the 2 standard deviations range, and most are within one standard deviation. The non-commercial standards assayed with a much wider variation, but consistently showed elevated grades as would be expected, although not at precise grades as one would expect from the commercial standards. The blank samples show several anomalous results which may be due to mislabeled samples, sample preparation contamination, or anomalous gold present within the blank.

The QA/QC program should be improved to meet industry guidelines of inserting 1 standard for every 20 samples, 1 duplicate sample for every 20 samples, and 1 blank for every 20 to 50 samples. The QA/QC data should be monitored on a regular basis to identify laboratory programs.

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Ketza River 2005-2007 QA/QC Data
Non-commercial Blanks (Locally Derived Barren Limestone)
Assayed Gold Value (gpt)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
2005
2006
2007

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 11-1 Laboratory QA/QC Blank Samples
SRK Job No.: 174703		
File Name: Figure 11-1.doc		Date: 03-10-08 / Approved: LM / Figure: 11-1

Ketza River 2007 QA/QC Data
1-2g Commercial Standards
3.0
2.5
2.0
1.5
1.0
0.5
0.0
CDN-FCM-1 (1.71 \ 0.14)
CDN-GS-1C (0.99 \ 0.08)
CDN-GS-2B (2.03 \ 0.12 gpt)
Assay
Standard
SD+
SD-

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 11-2.doc

Ketza River,
Yukon Territory, Canada

Figure 11-2

Laboratory QA/QC
1-2g Commercial Standards

Date: 03-10-08	Approved: LM	Figure: 11-2

Ketza River 2006-2007 QA/QC Data
10g Commercial Standards

12.0
10.0
8.0
6.0
4.0
2.0
0.0
CDN-GS-10A (9.78 0.53g/t)
CDN-GS-10B (8.6 0.49g/t)
Standard
Assay
SD-
SD+

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 11-3 Laboratory QA/QC 10g Commercial Standards
SRK Job No.: 174703		
File Name: Figure 11-3.doc		Date: 03-10-08 / Approved: LM / Figure: 11-3

Ketza River 2005-2007 QA/QC Data
Ridge Pit & Ore Stockpile Non-commercial "Standards"
Locally Derived & Blended High Grade Samples
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Ridge Pit blended material exhausted in July 2006, Replaced with *Ore Stockpile* material.
Change in RP Standard Supply in mid 2005?
2005
2006

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 11-4 Laboratory QA/QC Non-Commercial Standards
SRK Job No.: 174703		
File Name: Figure 11-4.doc		Date: 03-10-08 / Approved: LM / Figure: 11-4

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12    Data Verification (Item 16)

The database was inspected and audited, and numerous corrections were made, as described below. All 2005-2007 assays were verified against electronic certificates.

12.1   Collar Locations

Collar locations were checked against topography and underground excavations, and many collar surveys were corrected. Many holes which did not match topography were explained by open pit mining, mine dumps, or drill road construction, which can have a significant effect in this steep terrain. Where no verifiable explanation or correction could be found for a location issue, the hole was rejected from the resource estimation.

12.2   Downhole Orientations

Prior to 2007, no downhole azimuth measurements were made, and dip deviations were measured using acid tests every 40 to 50 meters. This practice does not follow industry standards, but due to the relatively shallow depths of most holes (most holes less than 250 meters), this is not seen as a significant issue. Several underground drillholes which were in the database as vertical down holes, were corrected to being vertical up holes, as verified by historic logs and cross-sections. Starting early in 2007, downhole deviations were recorded using a Maxibor downhole instrument which recorded deviations every 3 meters. These measurements were inspected and deemed to be sufficient, although a few anomalous readings were deleted.

12.3   Assays

Although numerous elements have been assayed at various points during the project history, only gold has been assayed consistently. Spot checking of the pre-2005 data against drill logs and the few certificates available revealed no issues with the historic database. A few significant discrepancies in the 2006 assay database prompted a complete audit of the 2005 to 2007 assays, comparing each assay to the electronic certificate. The method of cutting and pasting from electronic certificates into Drill King was prone to errors and misalignment of data, but all of these issues have now been corrected. Prior inconsistent handling of samples below detection limit have been standardized. All “below detection limit” samples have been entered as 0.001g/t in the Vulcan database.

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13    Adjacent Properties (Item 17)

The only adjacent property of interest is Silver Valley, owned by YNG, which comprises lead-zinc-silver vein occurrences hosted in limestone. The relationship, if any, between Silver Valley and Ketza mineralization is not understood at this time.

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14    Mineral Processing and Metallurgical Testing (Item 18)

Over 20 metallurgical test programs have been recorded for Ketza River between 1985-2004 at the following laboratories:

  Bacon, Donaldson and Associates in 1985 and 1989;

  University of Western Ontario in 1986, 1988 and 1989;

  Coastech Research in 1990;

  Cominco Engineering Services in 1989;

  Queens Urniversity in 1989;

  University of British Columbia in 1989;

  Lakefield Research in 1986-87; and

  PRA in 2003-04.

SRK has reviewed these test programs and found that the Lakefield and PRA test programs are most relevant to the current Ketza River project. The results of these project are discussed below.

YNG is currently conducting a metallurgical test program at PRA in Vancouver, Canada to determine and optimize the metallurgical characteristics and process flow sheets of the ore types that comprise the current resource. At this time, no preferred processing flow sheet has been defined for Ketza River awaiting results from the current program being done at PRA.

14.1   Lakefield Research 1986-1987 Test Work

A series of standard cyanide leach tests were run under various conditions of grind, pre-aeration and leach time, with and without CIL (carbon-in-leach). The precise conditions of the individual tests are reported, along with the results, in Lakefield Research (1986a, 1986b, 1987).

The initial results reported by Lakefield (Lakefield Research (1986a, 1986b) indicated that excellent gold recoveries (over 94%) could be achieved at a relatively course grind (69% minus 200 mesh) and 48hr retention time, without pre-aeration. Residues contained significantly less than 1g/t-Au. These tests were carried out on a single composite sample.

A series of nine additional samples from the oxide zone was subjected to confirmatory tests (Lakefield Research, 1987). The recoveries on these tests were significantly lower, with only two samples yielding residues below 1g/t-Au. Average recoveries were 87%. Further tests at finer grinds (80% minus 200 mesh) were carried out on these nine samples, and although recoveries fell short of those anticipated from Lakefield Research (1986a and 1986b), they were consistently over 90%.

YNG is currently conducting a sampling and testing program to determine metallurgical characteristics of the ore types that comprise the current resource.

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14.2   PRA 2003-2004 Test Work

The most recent metallurgical test work for Ketza River was conducted at PRA in Vancouver, Canada between November 2003 and October 2004. This test work was bench-scale and included:

  Flotation (batch) for the production of rougher and scavenger concentrates;

  Direct cyanide leaching with and without pre-aeration;

  Bulk density determination; and

  Specific gravity determination.

None of the tested samples were identified as to representativeness of a specific ore type, and only the bulk density determinations identified the sample source. Others were identified only as a composite.

The results of these tests are summarized below in Table 14.2.1.

Table 14.2.1: Summary of PRA Metallurgical Test Results 2003-2004

Date	Test/Description	Sample	Units	Results
Nov-03	Flotation; P80 74µm;	Composite 1; head grade of	%	Au recovery = 82.2
	Rougher-Scavenger Concs (1)	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 66.2
Nov-03	Cyanide Leach #1; pH 10.5; 72 hrs;	Composite 1; head grade of	%	Au recovery = 77.3
	40% solids; P80 74µm; 1 g/L NaCN	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 19.1
Mar-04	Cyanide Leach #2; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 65.9
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 70.3
P80 85µm; 1g/L NaCN
Mar-04	Cyanide Leach #3; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 91.3
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 60.6
P80 85µm; 1g/L NaCN
Mar-04	Cyanide Leach #4; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 82.0
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 74.6
P80 54µm; 1g/L NaCN
Mar-04	Cyanide Leach #5; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 78.0
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 66.6
P80 54µm ; 1g/L NaCN
Sep-04	Specific Gravity	Composite 1 (average 2 tests)	g/cm3	4.265
Oct-04	Bulk Density - Waxed	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.58
Oct-04	Bulk Density - Waxed	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.57
Oct-04	Bulk Density - Waxed	KR-96-575 52.4m 0.86g/t Ag	g/cm3	3.66
Oct-04	Bulk Density - Pulverized	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.71
Oct-04	Bulk Density - Pulverized	KR-96-575 52.4m 0.86g/t Ag	g/cm3	3.66

(1) Recovery represents total recovery for rougher and scavenger concentrates.

The test results indicate the following:

  Good gold and silver recoveries of 82.2% and 66.2%, respectively, were obtained by flotation into rougher and scavenger concentrates at a fine grind of P80 74µm using standard flotation conditions and reagents;

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  Good gold and silver recoveries averaging 72% and 68%, respectively, were obtained by direct cyanidation with a 16 hour pre-aeration using standard leaching conditions and a 72 hour leach time at fine grinds of P80 54µm and 74µm;

  Less favorable recoveries were achieved without pre-aeration at the same leaching conditions;

  Bulk density determinations averaged 2.62 and 3.66g/cm3 for the two samples using waxed and pulverized methods; and

  Specific gravity determinations averaged 4.265g/cm3 as an average of two tests on the same sample.

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15    Mineral Resource Estimate (Item 19)

In 2007, YNG undertook a complete update of the Ketza River resource estimate. Compared to previous estimates, the 2007 update included 637 additional drillholes in the resource database and reflected a significantly enhanced understanding of geologic controls on mineralization in both the manto and Shamrock zones. The 2007 resource estimate was also undertaken with a view to transition the Project from an exploration project to a feasibility/development project.

Accordingly, the focus of the 2007 resource estimate was to identify measured and indicated resource shapes with grades and continuity that could serve as the starting points for definition of mineable shapes and reserves as part of the ongoing pre-feasibility study that YNG has commenced on the property. Unlike previous resource estimates, a hard geologic boundary was used to tightly constrain resource shapes in three dimensions.

The resource estimation was done by Russ White (SRK) with assistance in wireframe modeling and input from Larry Snider (YNG). Larry Snider also performed the pit optimizations used for distinguishing Open Pit from Underground resources.

15.1   Drillhole Database

The drillhole database is currently maintained at the Ketza camp in acQuire software, and was transferred from a Drill King database in late 2007. It contains information for 1,360 drillholes, including 674 core holes from the 2005 to 2007 programs, 591 core holes from pre-2005 programs (1984-1996), and 95 RC holes from 1987.

Data was extracted from acQuire and imported to Vulcan in 4 separate tables.

  Collar Location Surveys - HoleID, Northing, Easting, Elevation and Hole Depth;

  Downhole Orientation Surveys - Downhole depth, Azimuth and plunge of hole at various downhole depths;

  Geologic Logs – Table 15.1.1 lists the fields recorded in drillholes from 2005 to 2007. Only the LCODE field was entered in the database for previously drilled holes. Table 15.1.2 lists the common lithologies logged at Ketza River; and

  Assays -From, to, and gold assay

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Table 15.1.1: Geology Database Fields

Field	Description	Entry
LCODE	Lithology Code	Alpha Code
STR1	Structure 1	Alpha Code
STR2	Structure 2	Alpha Code
TXTR1	Texture 1	Alpha Code
TXTR2	Texture 2	Alpha Code
PO	Pyrrhotite	Percentage
PY	Pyrite	Percentage
APY	Arsenopyrite	Percentage
CPY	Chalcopyrite	Percentage
OXMIN	Primary Oxide Mineral	Alpha Code
OXINT	Intensity of oxidation	Alpha Code
Description	Geologic Description	Freeform Alpha

Table 15.1.2: Most Common Lithology Codes

LCODE	Description	LCODE	Description
MSLT	Massive-oolitic limestone	BSLT	Black siltstone
WBN	Wispy banded limestone	SQA	Siltstone/Quartzite/Argillite
ARG	Argillite	VEIN	Vein
LST	Limestone	CAS	Casing
FSLT	Fossiliferous limestone	QTE	Quartzite
ARS	Argillite/Siltstone	FZ	Fault zone
OXIDE	Oxide Mineralization	QAS	Quartzite/Argillite/Siltstone
SULF	Massive sulfide(>50%)	BA	Black argillite
QSA	Quartzite/Siltstone/Argillite	OVB	Overburden
MUD	Mudstone	HFLS	Hornfels
SAQ	SLT/ARG/QTE	AQS	Argillite/Quartzite/Siltstone
BXLT	Blue crystalline limestone	PHIL	Phyllite
SLT	Siltstone	QTZ	Quartz
ASQ	Argillite/Siltstone/Quartzite	GO	Gouge

The gold value was recorded in the database using the following priority: average of fire assays, if available, single fire assay if available, or AA assay. Unsampled intervals are omitted from the database and treated as zero values in the compositing routine, and lost-core intervals are recorded as -9 and are not included in the compositing routine. Previous databases had recorded below-detection-limit (BDL) assays as values ranging from 0.015 to 0.000 depending on the detection limit and the person doing data entry. The lowest detection limit from any program was 0.005g/t, so a standard BDL value of 0.001g/t was chosen as a flag that the sample was actually assayed, but had negligible gold. Raw assays were capped at 100g/t for all deposits, which affected 8 assays out of 29,650 assays. Further reduction of risk due to anomalous assays was accomplished with high-grade distance restrictions during estimation.

Of the 1,360 drillholes in the Ketza database, 82 Drillholes were rejected from the database due primarily to irreconcilable location issues as described in Section 12.1. Table 15.1.3 summarizes

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the drillholes used in resource estimation. A few were rejected due to the hole orientation which drilled directly down the vein making any given intercept biased or unable to be extrapolated accurately to any given volume. Three RC holes were also rejected due to likely downhole contamination. Figure 15-1 is a drillhole location map showing the drilling that was used for resource estimation. Another 34 “non-resource” holes contained no significant mineralization and were drilled outside of any deposit of interest. Although they were not specifically excluded, they had no influence on this resource estimate. Another 35 were drilled in the Knoll Zone which is essentially mined out and therefore was not estimated.

Table 15.1.3: Summary of Drillholes used and Rejected by Model Area

	Used for Resource			Rejected			Non-Resource			Total
Model	No. of	Length	Length	No. of	Length	Length	No. of	Length	Length	No. of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Holes	Drilled	Sampled
PEEL	583	51,502	14,111	38	2,857	923	26	4,121	2,510	647	58,480	17,545
PENG	335	38,575	12,312	20	1,871	772	7	790	144	362	41,236	13,228
SHAM	216	27,133	18,702	10	2,101	1,434				226	29,234	20,136
TARN	75	6,452	1,901	12	442	108	1	106	26	88	7,000	2,035
KNOLL				2	327	320	35	1,379	246	37	1,706	566
Total	1209	123,662	47,028	82	7,597	3,557	69	6,396	2,926	1360	137,656	53,510

15.2   Geology

Mineralized envelopes were defined based upon lithology codes and gold assays, and modeled as wireframes in either MineSight or Vulcan software. The envelopes represent limestone hosted manto and chimney zones and in the Shamrock model area, siliciclastic hosted veins and stockworks. Fifty-two separate wireframes were created, 23 in the Peel Area, 13 in the Penguin-Lab area, 12 in the Shamrock area, and 4 in the Tarn area. The locations of these shapes are shown in Figure 15-1. Cross-sections are shown in Figures 15-2 through 15-4.

The geologic database was used to determine the intensity of mineralization, and the oxidation state of the mineralization. A temporary field called TotSu was derived by adding the percentages of all of the logged sulfides (PO+PY+APY+CPY).

An oxidation code was calculated based upon the geologic logs, with influence from the LCODE, the total sulfides and the OXINT fields:

The resulting codes (valued 1 through 5) can be described as follows:

Massive Oxide

Moderate Oxide

Moderate or Unmineralized

Moderate Sulfide

Massive Sulfide

15.3   Specific Gravity

The highly variable specific gravity of the ore mineralization has been a significant issue at Ketza in the past. The oxide mineralization is very light in weight, and the sulfide material is extremely heavy. Estimates made prior to mining did not adequately account for this. Very

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high-grade oxide material was extrapolated into sulfide areas and ounces were over-estimated. Due to this issue, exhaustive studies were undertaken by Canamax in the late 1980’s to get a more accurate density factor for the oxide material which was their primary mill feed.

In 2006, numerous density measurements were made on sulfide ore, yielding an average density of 4.2 for sulfide ore in the Flint, Gulley, Fred’s Vein and Tarn areas.

In late 2007, specific gravity measurements were collected for 101 samples from across the entire deposit area. Due to the relatively few samples measured and the apparent irrelevance of area on the measurements, samples were analyzed primarily by lithology/ore type. Only a few samples of pure oxide and sulfide material were collected for this program because exhaustive studies had been made of these previously by Canamax in the late 1980’s and YGC in 2005-2006. The samples taken in 2007 confirmed these previous studies and that the average SG of the unmineralized material is 2.75. Based upon the results from all of the studies, the following scheme was used for assigning specific gravity values to each drillhole composite:

Default: SG = 2.75

High-grade default, Au greater than 5.0g/t: SG = 3.1

Oxide: SG = 2.2

Moderate oxide: SG = 2.5

Moderate Sulfide: SG = 3.7

Sulfide: SG = 4.2

Table 15.3.1 lists the average, minimum, and maximum SG values for the various rock types at each of the areas.

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Table 15.3.1: Statistics for SG Data

Material->	ASQ + Min (Qtz Vn)				Dilution				Host Rock				LS + Min				Oxide				Sulf
Area	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max
Flint					2	2.84	2.75	2.93	2	2.79	2.74	2.83	3	2.74	2.69	2.81					3	4.50	4.30	4.67
FV	3	2.76	2.68	2.84	2	2.77	2.73	2.80	2	2.72	2.64	2.80									3	4.19	3.93	4.36
Gully	5	2.83	2.7	3.24	3	2.76	2.72	2.79	2	2.75	2.74	2.75									5	4.25	4.12	4.37
HD					3	2.51	2.21	2.66	3	2.69	2.68	2.72					5	2.21	1.89	2.50
Lab					2	2.77	2.71	2.83	2	2.75	2.68	2.81
Peel					5	2.90	2.36	3.96	3	2.67	2.56	2.73
Peng.					2	3.04	3.01	3.07	2	2.85	2.74	2.96	3	2.75	2.65	2.9
QB	9	2.76	2.6	3.06	9	2.92	2.72	3.97	3	2.84	2.81	2.86
Tarn					3	2.73	2.73	2.74	2	2.76	2.76	2.76	5	2.86	2.64	3.4					5	4.12	3.45	4.51
Total	17	2.78	2.6	3.24	31	2.83	2.21	3.97	21	2.75	2.56	2.96	11	2.80	2.64	3.4	5	2.21	1.89	2.5	16	4.24	3.45	4.67

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After the Specific Gravity value was assigned, another database field (SGAU) was calculated by multiplying SG by the Gold Assay. SGAU was used in the compositing process to weight the composites by SG.

15.4   Compositing

Drillhole assay data was composited at downhole lengths of 1.5m, broken at mineralized envelope boundaries. Unsampled intervals were carried at a zero grade. A very few intervals of lost core, usually resulting from highly oxidized mineralized zones, were omitted from the composites. The majority LCODE field was recorded in composites, while SGAU, oxidation, and SG were length-weight averaged as numeric values. After the composites were created, the gold value was back calculated with the formula: AU = SGAU / SG.

15.5   Statistics and Variogram Analysis

Variograms were generated from 1.5m composites for each main group of ore zones (Figures 15-5 and 15-6). Each group had at least one orientation which yielded a recognizable variogram structure, but rarely more than one. This is not uncommon for such discontinuous zones with limited spatial extent and moderate drill spacing. The relative similarity of the recognizable variogram ranges influenced the choice of Major and Semi-Major axis of the search radius in the grade estimation. Variogram model attributes are listed in Table 15.5.1

Table 15.5.1: Variogram Model Parameters

Deposit Area	Nugget	Sill_Dif	Range
Peel	1.20	2.2	54
Ridge	0.28	1.6	51
Fork/Break	1.50	1.1	50
Lab	1.00	2.7	51
Hoodoo	1.00	4.6	60
Peng/Tarn	1.00	1.6	45
Gully	1.00	0.7	50
QB	2.00	2.0	60
3M	0.50	1.7	47

Univariate statistics were used to determine high-grade restriction levels for each individual area. The Gully deposit was treated separately from the rest of Shamrock, as it has more consistent high-grade than the QB and 3m zones. Probability plots and grade histograms were reviewed and are summarized below in Table 15.5.2. Inside the mineralized envelopes, the Peel area has the most consistent high-grade material, while Shamrock has the least. The high-grade outside the mineralized envelopes is relatively insignificant, and in some cases high-grade restrictions were not required.

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Table 15.5.2: Composite Summary Statistics by Model Area

	Count	g/t-Au	Quartile g/t-Au					HG Limit
Model Area	#Assays	Average	Min	Q1	Q2	Q3	Max	g/t-Au
Peel Inside	2,366	5.07	0.00	0.14	1.59	5.48	92.57	65
Penguin Inside	1,038	2.74	0.00	0.02	0.77	2.81	62.89	35
Shamrock Inside	830	1.83	0.00	0.10	0.57	1.91	28.00	20
Tarn Inside	228	4.14	0.00	0.50	1.48	4.18	48.90	25
Gully Inside	246	3.29	0.00	1.21	2.03	3.64	37.60	35
Peel Outside	8,739	0.157	0.001	0.003	0.010	0.045	68.80	35
Penguin Outside	7,401	0.102	0.001	0.001	0.006	0.028	25.40	NA
Sham. Outside	7,779	0.147	0.001	0.005	0.025	0.094	25.10	15
Tarn Outside	997	0.066	0.001	0.001	0.004	0.023	3.35	NA
Gully Outside	4,107	0.068	0.001	0.001	0.006	0.021	14.10	NA

15.6   Grade Estimation

Four block models were defined for the model areas as shown in Figure 15-1. Each block model consists of a framework with 5m cube blocks. Wireframes of the 52 mineralized envelopes were used to assign a percentage inside the envelope, and estimations were made separately for the inside and outside block fractions. Any block which had more than 0.5% inside a mineralized envelope was assigned a code corresponding to the wireframe.

Grade estimations were made using the inverse distance squared estimation method. A minimum of 3 samples were required with a maximum of 12 composites used for each block. Based on the relative similarity of the recognizable variograms, a standardized search radius of 50m x 50m was used. The minor axis was generally kept down to between 7 and 12m depending on the zone’s thickness and geometry. Zones which did not conform to a plane required wider minor searches to ensure continuous estimation of blocks. A complete table of estimation parameters used is shown in Appendix B.

Estimation of block grades for the blocks and fractions outside the mineralized envelope used a consistently narrow search to avoid smearing grades over a spherical region. The orientation of the search radii for the outside blocks varied from region to region depending upon the apparent alignment of ore grades.

AUSG and SG values were estimated in the block models. This was done as a means of weighting the estimation by the specific gravity of the samples. Other variables include number of composites, distance to the closest composite and average distance to composites used in the estimation. Gold values were back calculated by dividing AUSG by SG.

An extra gold variable was estimated simply as a means of applying the high-grade gold restriction. This restriction prevents a composite above a specific threshold from influencing any block beyond a distance which is shorter than the search radius. In this case, the restricted search radii used for samples above the threshold was 35m x 35m x 5m inside the mineralized envelopes, and 20m x 20m x 5m for samples outside the mineralized envelopes. Threshold varied per zone as shown in Appendix B.

Underground workings in the Peel and Ridge areas were digitized from historic cross sections and modeled as 3D wireframes. These shapes were used to assign the percentage of the blocks

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which were mined. The percentage of the blocks which are below topography has been recorded, as well.

15.7   Model Validation

The drillholes were overlain with the model grades and visually examined on the computer screen using Vulcan software, and independently in Minesight software by YNG. There is good correlation with the assay grades and the model grades. The mineralized envelope shapes are an adequate constraint on the estimation, as no grades from inside the shapes was smeared or “leaked” outside of these shapes. Grade estimated from composites outside of the shapes was tightly constrained by narrow search radii, and is considered inferred.

Composite statistics were compared to block statistics on a zone by zone basis and were found to compare favorably, with minor discrepancies due to clustered composite data. Sulfide-oxide distribution was also compared between composites and blocks on a zone by zone basis, and proportions of sulfide to oxide are consistent with minor variations attributable to blending in the “mixed” category.

15.8   Resource Classification

Resources were classified by distance to nearest sample within most mineralized envelopes. Any block which was within 35m of the nearest sample was designated as indicated, except in a few envelopes which were forced to the designation of inferred. In a few shallow, well-drilled mineral envelopes, measured resources were allowed where the distance to the nearest composite was less than 15m, and at least 12 composites were used to estimate the block. This was allowed in 2 shapes in Peel, 2 in Lab and in the Gully zone in Shamrock. Blocks which were more than 35m from the nearest sample were designated as inferred in all ore shapes. Since the alignments used for “outside” blocks are approximate and subject to revision, all outside block grades are considered inferred.

15.9   Mineral Inventory

The mineral inventory of all estimated material above a 1.0g cut-off is supplied in Table 15.9.1 for comparison to previous resources which were listed in this fashion. This is only considered an inventory, as much of the material will likely never be recoverable with an open pit, and should therefore be listed at a higher cut-off.

Table 15.9.1: Mineral Inventory at a 1.0g/t Cutoff Grade

	Measured + Indicated			Inferred
Area	kt	koz	g/t-Au	kt	koz	g/t-Au
Peel	2,444	409	5.21	600	45	2.31
Penguin-Lab	965	138	4.44	640	41	2.01
Shamrock	1,630	149	2.85	1,292	101	2.44
Tarn	86	10	3.50	61	4	2.07
Total	5,125	706	4.29	2,593	191	2.29

15.10   Resource Definition

In order to distinguish between potential Open Pit Resources and Underground Resources, pit optimizations were performed using MineSight’s Lerchs-Grossmann implementation. The

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parameters used for these optimizations were fairly liberal, as this exercise was done simply to determine which blocks could reasonably be expected to be mined at open pit cut-offs. A 1.0g/t resource cut-off was applied to any block that could optimistically be mined by an open pit, and a 3.0g/t cut-off was applied to blocks outside of the optimized pit, to account for higher underground mining costs for those blocks. This was not done as definition of reserves, simply as a way of eliminating the portion of the Mineral Inventory which could not reasonably be expected to be recovered economically.

Pit Optimization Net Value Calculation

A net value was calculated for every block in the model. The net value considers mining cost, ore (process) cost, and recoverable gold value as outlined below. The block model tracks the fractions of blocks within mineralized envelope wireframes separately from the portion outside the wireframes. The portion inside the wireframe typically is higher-grade and represents the potential ore portion of the block. Ore costs and recoverable values can be applied to the inside and outside block fractions separately. Calculation of the values outlined below results in the net value for each block.

  Mining Cost: The calculation for mining cost is fairly simple and involves multiplying the volume of the block by a tonnage factor to come up with a block tonnage. If blocks intersect topography, the block tonnage is reduced by the percent portion of the block above topo. A $2.82/t value is multiplied by the block tonnage to come up with a per block mining cost. For the purposes of the cost to mine a block of material, a blanket tonnage factor of 2.75t/m3 was applied on the premise that changes in density will not markedly change the cost to blast, mine, and haul a given volume of rock as factors such as haul distance and equipment size are usually more important;

  Ore Cost: The total process cost and any additional ore tonnage costs are calculated for the potential ore fraction of each block. The per tonnage costs are multiplied only by the tonnage of the potential ore fraction of each block;

  Recoverable Value: Likewise, the recoverable value is calculated only for the potential ore fraction of each block. The gold grade is multiplied by price per gram, ore tonnage and the metallurgical recovery;

  Revenue: Ore costs per block are then subtracted from the recoverable value, and if the result is positive, this is the revenue for the block. If the costs exceed the recoverable value, then it is not worth processing the block, and the revenue is set to zero; and

  Net Value: The net value of the block is simply the revenue minus the mining cost. Analysis of net values within the blocks can be used to determine waste, sub-ore, and ore based on mine-cut-off versus mill-cut-off. A waste block will have a negative net value equal to the cost to mine the block. An ore block will have a net value of more than zero, and is worth mining by itself. A sub-ore block will have a negative net value greater than the mining cost, and is worth processing, but only if it needs to be mined in order to get to an ore block.

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Optimization Parameters

Gold Price:	$1,000 US$/troy oz
Metallurgical recovery	85%
Specific Gravity	SG variable as modeled per block
(for gold content and process costs)
Specific Gravity	2.75
(for mining costs)
Mining cost/t	US$2.82
Process cost/t-ore	US$12.00

These parameters are based on a cost profile assuming an operation of 1,500t-ore/d and an overall 8:1 stripping.

Lerchs-Grossmann Pit Optimization

Once the net values have been calculated, the Lerchs-Grossmann process operates solely on these, using the specified pit slope. In the pit optimization analysis, blocks must contain enough revenue to not only pay for their own mining, but also help pay for waste blocks above them. Very low-grade blocks (with only minor revenue after process to partially offset their own mining) can have their mining paid for by higher-grade blocks below them, thus they can be treated as a form of incremental ore. Note that the cut-off grade for each block will differ slightly as there are a variety of modeled SG’s which influence the net value in conjunction with the gold grade. The output of the process is a surface file, which can be used in tabulating resources from the block model. Figure 15-7 is a map showing the extent of the pits resulting from this exercise.

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15.11   Resource Statement

The Ketza River resources are summarized in Table 15.11.1. The cutoff grade for open pit resources is 1.0g/t Au for blocks contained inside the optimized pit and 3.0 g/t for underground resources outside the optimized pit.

Table 15.11.1: Ketza River Mineral Resource Statement

	Open Pit Resource			Underground Resource			Combined (OP+UG)
Area	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Measured
Peel	303.2	7.17	69.8	2.0	4.34	0.3	305.2	7.15	70.1
Penguin-Lab	205.2	7.70	50.8	18.5	6.78	4.0	223.7	7.62	54.8
Shamrock	182.5	3.65	21.4	0.8	3.78	0.1	183.2	3.65	21.5
Tarn	0.0		0.00	-		-
Total Measured	690.9	6.39	142.0	21.3	6.43	4.4	712.2	6.40	146.5

Indicated
Peel	1,878.6	5.14	310.6	98.9	5.73	18.2	1,977.5	5.17	328.8
Penguin-Lab	567.7	3.56	65.0	70.7	5.05	11.5	638.4	3.72	76.5
Shamrock	519.6	3.58	59.8	175.8	4.74	26.8	695.5	3.87	86.6
Tarn	54.6	4.26	7.5	3.6	4.92	0.6	58.2	4.30	8.0
Total Indicated	3,020.5	4.56	442.9	349.0	5.09	57.1	3,369.5	4.61	499.9

Measured and Indicated
Peel	2,181.80	5.42	380.4	100.9	5.70	18.5	2,283	5.44	399.0
Penguin-Lab	772.9	4.66	115.8	89.2	5.40	15.5	862.1	4.74	131.3
Shamrock	702.1	3.60	81.2	176.6	4.74	26.9	878.7	3.83	108.1
Tarn	54.6	4.26	7.5	3.6	4.92	0.5	58.2	4.3	8.0

Total M&I	3,711.4	4.90	584.9	370.3	5.16	61.5	4,081.7	4.93	646.4

Inferred
Peel	298.1	2.79	26.7	27.6	3.72	3.3	325.7	2.86	30.0
Penguin-Lab	188.1	2.33	14.1	59.9	4.14	8.0	248.0	2.77	22.1
Shamrock	229.7	2.83	20.9	225.9	5.03	36.5	455.6	3.92	57.5
Tarn	46.3	2.20	3.3	-	-	-	46.3	2.2	3.3
Total Inferred	762.2	2.65	65.0	313.4	4.74	47.8	1,075.6	3.26	112.8

15.12   Mineral Resource Sensitivity

Grade tonnage curves were calculated at 0.5g/t cutoff increments. Figure 15-8 shows grade tonnage curves for the entire mineral envelope and the grade tonnage curve for material only within the $1000 gold optimized pit shapes.

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Drillhole Locations and Modeled Areas with Deposit Names
6827000 N
6826000 N
6825000 N
Primary Ore Zones shown in grey
Rejected Holes shown in Red
Sample Cross Section Locations in Blue
Knoll
Gully
3M
G
G'
QB
Shamrock Model
Hoodoo
Ridge
Break
P'
Fork
Lab
L
L'
P
Peel
Peel Model
Penguin-Lab Model
Flint
Penguin
Tarn
Tarn Model
N

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 15-1 Drillhole Locations and Modeled Areas with Deposit Names
SRK Job No.: 174703		
File Name: Figure 15-1.doc		Date: 03-10-08 / Approved: LM / Figure: 15-1

Peel Drillhole Cross Section P-P'
1550 L
1500 L
1450 L
West Peel
Main Peel
Peel Underground
(10)
(11)
(5)
(4)
(3)
(2)
(1)
(7)
Drill Gold Legend (gpt)
0.000 <=
0.450 <=
0.750 <=
1.000 <=
3.000 <=
5.000 <=
7.500 <=
20.000 <=
50.000 <=

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 15-2 Cross-Section, Peel Deposit
SRK Job No.: 174703		
File Name: Figure 15-2.doc		Date: 03-10-08 / Approved: LM / Figure: 15-2

Gully Drillhole Cross Section G-G'
1800 L
1750 L
1700 L
Gully Pit
Gully Zone (77)
Drill Gold Legend (gpt)
0.000
0.450
0.750
1.000
3.000
5.000
7.500
20.000
50.000

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 15-3 Cross-Section, Gulley Deposit		
SRK Job No.: 174703				
File Name: Figure 15-3.doc		Date: 03-10-06	Approved: LM	Figure: 15-3

Lab Zone Drillhole Cross Section L-L'
1600 L
1550 L
Lab Zone (21)
Drill Gold Legend (gpt)
0.000 <=
0.450 <=
0.750 <=
1.000 <=
3.000 <=
5.000 <=
7.500 <=
20.000 <=
50.000 <=

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 15-4 Cross-Section, Lab Deposit
SRK Job No.: 174703		
File Name: Figure 15-4.doc		Date: 03-10-06	Approved: LM	Figure: 15-4

Main Peel Zone GENREL az= 120 pl= 0
Ridge Zone GENREL az= 120 pl= 60
Fork-Break Zone GENREL az= 30 pl= 0
gamma
range

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-5.doc

Ketza River,
Yukon Territory, Canada

Figure 15-5

Peel Model Variograms

Date: 03-10-08	Approved: LM	Figure: 15-5

Lab Zone GENREL az= 30 pl= 30
Pengun Tarn Zone GENREL az= 30 pl= 0
Gully Zone GENREL az= 120 pl= 60
QB Zone GENREL az= 0 pl= 90
gamma
range

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-6.doc

Ketza River,
Yukon Territory, Canada

Figure 15-6

Penguin-Lab Shamrock Variograms

Date: 03-10-08 | Approved: LM | **Figure: 15-6**

Optimized Pit Locations
6827000 N
6826000 N
6825000 N
$1000 Au - Optimized Pits in Pink
Primary Ore Zones in Grey
Gully
3M
QB
Shamrock Model
Hoodoo
Lab
Flint
Penguin
Penguin-Lab Model
Ridge
Peel
Break
Fork
Peel Model
Tarn
Tarn Model

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 15-7 Optimized Pits, $1,000 Gold
SRK Job No.: 174703		
File Name: Figure 15-7.doc		Date: 03-10-08 / Approved: LM / Figure: 15-7

Ketza River Project Mineral Inventory
Grade Tonnage Curve (Measured+Indicated, All Deposits)

16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Tonnes (Millions)
(Grade gpt)
800
700
600
500
400
300
200
100
-
Ounces (1000's)

Cutoff (Au gpt)	0.00	0.50	1.00	1.50	2.00	2.50	3.00	3.50	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00	8.50	9.00	9.50	10.00
M-Tonnes	6.53	5.88	5.12	4.27	3.62	3.02	2.56	2.19	1.86	1.59	1.38	1.19	1.05	0.90	0.80	0.71	0.63	0.56	0.50	0.45	0.41
Grade(gpt)	3.5	3.8	4.3	4.9	5.5	6.1	6.7	7.3	7.9	8.5	9.1	9.7	10.3	11.0	11.5	12.0	12.6	13.1	13.6	14.1	14.6
K-Oz	730	725	706	672	635	592	552	513	474	437	405	374	344	317	296	274	255	237	220	203	191

M-Tonnes — Grade(gpt) — K-Oz

Ketza River Project Open Pit Resource
Grade Tonnage Curve (Measured+Indicated, All Deposits)

16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Tonnes (Millions)
(Grade gpt)
700
600
500
400
300
200
100
-
Ounces (1000's)

Cutoff (Au gpt)	0.00	0.50	1.00	1.50	2.00	2.50	3.00	3.50	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00	8.50	9.00	9.50	10.00
M-Tonnes	4.20	4.03	3.71	3.29	2.87	2.49	2.19	1.91	1.65	1.44	1.26	1.09	0.95	0.84	0.75	0.66	0.59	0.53	0.48	0.42	0.38
Grade(gpt)	4.4	4.6	4.9	5.4	5.9	6.5	7.0	7.5	8.1	8.7	9.2	9.8	10.4	11.0	11.5	12.1	12.6	13.1	13.6	14.2	14.6
K-Oz	594	593	585	568	545	517	490	462	430	401	374	346	320	296	278	257	239	224	208	192	181

M-Tonnes — Grade(gpt) — K-Oz

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	**Figure 15-8** **Grade Tonnage Curves**
SRK Job No.: 174703		
File Name: Figure 15-82.doc		Date: 03-10-08 / Approved: LM / **Figure: 15-8**

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16    Other Relevant Data and Information (Item 20)

There is no other relevant data for this project.

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17    Interpretation and Conclusions (Item 21)

17.1   Analytical and QA/QC

Problems with the QA/QC data and with the database have been addressed by improving QA/QC procedures and by thoroughly auditing/correcting the assay database.

Although the lack of downhole survey information causes a lack of precision in sample locations, most deposits are robust enough that the indicated resources hold together well. Exceptions are parts of the lower QB zone, the upper Hoodoo zone, and the Flint zone. Some of the shallower well drilled zones have enough reliable information to qualify for measured status.

17.2   Exploration Conclusions

Results in the Hoodoo area are promising, but difficult to correlate, and further drilling will help to define additional indicated resources. The Gully zone is open down dip, and is of consistent good grade. Drilling of magnetic highs has been successful in Penguin and Lab, and should be continued where possible. Many deposits remain open down dip or along strike, and further step out drilling is likely to add resources.

17.3   Resource Estimation

The current resource estimation is an improvement over previous reported resources, as it is well constrained in correlatable shapes of mineralization. Additional effort was taken to accurately model the previously mined underground workings to deplete the estimated resource for mined material. Specific Gravity information was improved in the model as well, and continued collection of SG data will help further improve this aspect of the model.

Compared to the last reported resource estimates for Ketza River (2004, 2005), the current measured and indicated resource estimate represents a decrease of about 110,000oz of gold from a previously estimated 756,700oz but has a much higher grade (4.93g/t compared to the previous 2.76g/t) .. The measured component of the resource is currently at 6.40g/t compared to a previous 3.54g/t.

Estimated inferred resources have declined from a previously reported 1,054,400oz at 2.25g/t to the currently estimated 112,800oz at 3.26g/t. This decrease in inferred resource reflects new drilling and more realistic constraints placed on the estimation. Numerous encouraging exploration targets remain untested throughout the project area, including several which would represent step outs or extension from currently identified resource.

17.4   Other Relevant Information

This resource estimate was listed at arbitrary cutoffs meant to represent reasonable guesses at open pit and underground operational economics. This resource will proceed into a pre-feasibility study which will use metallurgical and economic data to derive more realistic grade cutoffs.

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18    Recommendations (Item 22)

The core sampling program consists of sampling NQ core at 3.05m and HQ core at 1.5m intervals. The longer sample length of 3.05m presents problems in the compositing routine for resource estimation. The composite length is 1.5m, resulting in individual assays being split into two segments. The sample interval should be set at no longer than 1.5m.

The Laboratory QA/QC program should be revised to industry standards of including 1 standard reference sample per 20 samples, 1 duplicate sample per 20 samples, and 1 blank per 20 to 50 samples. The standard samples should be certified and should consist of at least 1 sample at the average grade and 1 sample at a higher grade. The blank samples should also be of certifiably barren material. The QA/QC program has improved in the last year, but some issues still need to be addressed.

SRK recommends that YGC continue its pre-feasibility study to assess the economic viability of the project.

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19    References (Item 23)

Abercrombie, S.M. et al (1987a), 1986 Exploration Report on the Ketza River Property prepared on behalf of Canamax Resources Inc. and Pacific Trans-Ocean Resources Ltd.

Austin, Jeffrey B. et al (February 1990), Interim Report No. 1 on the Sulphide Ore Metallurgical Scoping Testwork Canamax Resources, Inc., Coastech Research, Inc., 122p.

Austin, Jeffrey B. et al (June 1990), Final Report on the Sulphide Ore Metallurgical Scoping Testwork Canamax Resources Incorporated, prepared for Canamax Resources Inc., Coastech Research, Inc., 61p.

Beattie, M.J.V. (January 4, 1985), Report on the Ketza Preliminary Cyanidation Testing of Sulphide and Oxide Ores, for Canamax Resources Inc., Bacon, Donaldson and Associates, Ltd., 13p.

Beattie, M.J.V. (March 28, 1989), Report on the Cyanidation of Ketza River Project Samples, for Canamax Resources Inc., Bacon, Donaldson and Associates, Ltd., 71p.

Beattie, M.J.V. (June 6, 1989), Report on the Cyanidation of Ketza River Oxide Samples, for Canamax Resources Inc., Bacon, Donaldson and Associates, Ltd., 34p.

Beattie, M.J.V. (June 6, 1989), Progress Report No. 2 on the Cyanidation of Ketza River Project Samples, for Canamax Resources Inc., Bacon, Donaldson and Associates, Ltd., 48p.

Bulman, V.J.M., et al (1987b) 1987 Exploration Report on the Ketza River Property prepared on behalf of Canamax Resources Inc. and Pacific Trans-Ocean Resources Ltd.

Canamax Resources Inc. (1987), Ketza River Project Feasibility Study

Cathro, M.S. et al (1984), 1984 Summary Report on the Ketza River Property, prepared on behalf of Canamax Resources Inc., Pacific Trans-Ocean Resources Ltd., and Ketza River Mines Ltd.

Cathro, M.S. (1988), Gold and silver, lead deposits of the Ketza River District, Yukon: Preliminary Results of Field Work in Yukon Geology, Volume 2, Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, p8-19

Environment Canada (2007), National Climate Archive, Climate Normals and Averages: http://climate.weatheroffice.ec.gc.ca/climate_normals

Fonseca, A.L. (1998), Origin of Carbonate-Hosted Gold Rich Replacement Deposits and Related Mineralization Styles in the Ketza River Deposit, Yukon Territory: unpublished Masters of Science Thesis, University of British Columbia, 109p.

Fox, John R. W. (November 24, 1987), Ketza River Design Criteria for Canamax Resources Inc., Ross River Service Center, Orocon, Inc., 9p.

Gates, E.E. (2007), Report on the 2005 to 2007 Exploration Program on the Ketza River Project, Yukon Territory, internal report prepared on behalf of Yukon-Nevada Gold Corp., 93p

Giroux, G.H. (2004), Mineral Resource Report on the Ketza River Project prepared on behalf of YGC Resources Inc., 68p.

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Giroux, G.H. (2005), Mineral Resource Update Manto zone Ketza River Project prepared on behalf of YGC Resources Inc., 76p.

Harvey, T. (August 1989), Investigation Report on the Cyanidation of Peel Zone Sulphides of Ketza River Mine for Canamax Resources, Inc., Mining Engineering, Queen’s University, Kingston, Ontario, Canada, 73p.

Hodgson, C.J. (June 5, 1989), Memorandum: Ketza River Metallurgical Testwork Samples, 1958-1989, for Canamax Resources Inc., Bacon, Donaldson and Associates, Ltd., 36p.

Hodgson, C.J. (1991), Ketza River Project Exploration History and Potential, prepared on behalf of Canamax Resources Inc., 18p.

Lakefield Research (1986a), An Investigation of The Recovery of Gold From Samples Submitted by Canamax Resources Incorporated, Progress Report No. 1

Leitch, C.H.B., et al (February 6, 1989), Report on the Gold Losses to Tails at Ketza River Mines, Yukon, University of British Columbia, Vancouver, B.C., 21p.

Melis Engineering, Ltd. (July 1988), Ketza River Gold Mine, Yukon, Canada Gold Mill Operating Manual, for Canamax Resources Inc. and Pacific Trans-Ocean Resources Ltd., 92p.

Nelson, J.L. AA (2005), Polymetallic Mantos of Pb-Zn-Ag, Fonseca, A. and Bradshaw, G., eds., Yukon Mineral Deposit Profiles, Yukon Geological Survey, Open File 2005-5, 163p.

Parry, S.E., et al (1986), 1985 Technical Summary on the Ketza River Property, prepared on behalf of Canamax Resources Inc., Pacific Trans-Ocean Resources Ltd., and Ketza River Mines Ltd.

PRA, “Bulk Densities,Sept30,04,” excel file containing bulk density results for waxed and pulverized samples, September 30, 2004.

PRA, “SG,” excel file containing specific gravity results, September 27, 2004.

PRA, “F1,” excel file containing flotation testing results, November 3, 2003.

PRA, “Cyanidation C1,” excel file containing cyanide leaching results, November 19, 2003.

PRA, “Cyanidation C2-C5,” excel file containing cyanide leaching results, March 12, 2004.

Read, B.C. (1980), Lower Cambrian Archeocyathid Buildups, Pelly Mountains, Yukon, Geological Survey of Canada, Paper 78-18, 54p.

Ross, Michael (April 3, 1986), Report on Ketza River Testwork Conducted by Lakefield Research, Ross Engineering, 11p.

Ross Engineering (March 7, 1986), Progress Report No. 1 on An Investigation of The Recovery of Gold from Samples Submitted by Canamax Resources Incorporated, Lakefield Research, a Division of Falconbridge Ltd., 93p.

Ross Engineering (August 11, 1986), Progress Report No. 2 on An Investigation of The Recovery of Gold from Samples Submitted by Canamax Resources Incorporated, Lakefield Research a Division of Falconbridge Ltd, 68p.

Salter, R.S. (March 13, 1987), Progress Report No. 4 on An Investigation of The Recovery of Gold from Ketza River Project Samples Submitted by Canamax Resources Inc., Lakefield Research, a Division of Falconbridge Ltd, 38p.

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Strathcona Mineral Services Ltd. (1988), A Review of the Ketza River Project, Watson Lake Mining District, Yukon Territory for Pacific Trans-Ocean Resources Ltd., 121p.

Stroshein, R.W. and Rodger, R.J. (2004a), Report on the Ketza River Mineral Property prepared on behalf of YGC Resources Inc., 49p.

Tucker, R.J. (June 1989), Report on Metallurgical Testwork on Ketza River Sulphide and Oxide Ore Samples, Cominco Engineering Services Ltd., 45p.

Witte, M.K. (September 12, 1986), Review of Metallurgical Testwork Conducted on the Ketza River Project for Canamax Resources Inc., Witteck Development, Inc., 16p.

Wright Engineers Ltd. (1987), Ketza River Gold Deposit, Phase II, Audit of Feasibility Study, prepared on behalf of Canamax Resources Inc., 35p.

Yukon Government (2008), Guide to Hard Rock Prospecting, Exploration and Mining in Yukon - Mineral Tenure on Commissioner's Land: http://www.emr.gov.yk.ca/mining/mineral_tenure_commissioners_land_yukon.html

Zeising, Gordon (August 1, 1989), Report on the Results of Spiral-Table Concentration Tests, 16p.

_____ (1986b), An Investigation of The Recovery of Gold From Samples Submitted by Canamax Resources Incorporated, Progress Report No. 2

_____ (1987), An Investigation of The Recovery of Gold From Samples Submitted by Canamax Resources Incorporated, Progress Report No. 3

_____ (2004b), Report on the Ketza River Mineral Property revised on behalf of YGC Resources Inc.,49p.

______ (2005), Mineral Resource Update on the Ketza River Project prepared on behalf of YGC Resources Inc., 57p Bacon, Donaldson and Associates Ltd., 1989, Cyanidation of Ketza River Samples, Progress Report no. 2, File no. M89-140, by Beattie, M.J.V., June 6, 1989, 16 pp.

Bacon, Donaldson and Associates Ltd., 1989, Cyanidation of Ketza River Oxide Samples, File no. M89-140, by Beattie, M.J.V., June 6, 1989, 8 pp.

Bacon, Donaldson and Associates Ltd., 1989, Cyanidation of Ketza River Project Samples, File no. M89-048, by Beattie, M.J.V., March 28, 1989, 15 pp.

Bacon, Donaldson and Associates, 1985, Preliminary cyanidation testing of sulphide and oxide ores, File no. 5470, by Beattie, M.J.V., January 4, 1985, 12 pp.

Canamax Resources Inc., 1987, Ketza River Project – Feasibility Study, reviewed by Wright Engineers Ltd., February 1987, 17 sections with Appendices and maps.

Canamax Resources Inc. – Ketza River Mine, Sulphide Ore Project Feasibility Study, May 14, 1990, pp.

Chryssoulis, S.L., and Cook, N.J., 1989, Process mineralogical study of the Peel zone high grade and AB composites and the Lab zone composite from the Ketza River Mine, Yukon Terrritories, Process Mineralogy – Surface Science Western, University of Western Ontario, Report no. SSW/PMS/89/06, 23 pp.

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Chryssoulis, S.L., and Cook, N.J., 1988, Metallurgical testing of the Ketza River massive sulfide ore, Process Mineralogy – Surface Science Western, University of Western Ontario, Report no. SSW/PM/88/10, October 1988, 9 pp.

Chryssoulis, S.L., 1988, Direct determination of the invisible gold and complete gold mineralogical distribution in the massive sulphide ore from Ketza River (Y.T.), Process Mineralogy – Surface Science Western, University of Western Ontario, Report no. SSW/PM/88/09, Sept. 1988, 11 pp.

Chryssoulis, S.L., 1986, Gold mineralogical balance in the cyanide leach residue from the Ketza River ore (Y.T.), RPC report, no. MDP/86/09. December 21, 1986, 13 pp.

Coastech Research, 1990, Sulphide ore – Metallurgical scoping testwork, Canamax Resources Ltd., Interim Report No. 1, by Austin, J.B., Marchant, P.B., and Lawrence, R.W., Project no. 92143, February, 1990, 18 pp.

Coastech Research, 1990, Sulphide ore – Metallurgical scoping testwork, Canamax Resources Ltd., Final Report, Project no. 92143, by Austin, J.B., Marchant, P.B., and Lawrence, R.W., 1990, June, 1990 16 pp.

Cominco Engineering Services Ltd., 1989, Metallurgical testwork on Ketza River sulphide and oxide ore samples, by Tucker, R.J, June 1989, 16 pp.

Fleming, D.B., 1990, Ketza River Property – Geology and mineralization of the QB vein, Canamax Resourcs Inc. memorandum, 3 pp (with cyanidation results from Bacon and Donaldson and Associates 1989).

Johnson, T.J., 2008, 2008 Ketza River Project Metallurgy Sampling Program Flowsheet, Yukon-Nevada Gold Corporation memorandum, February 8, 2008 revised distribution, 13 pp.

Lakefield Research, 1986, An investigation of the Recovery of Gold from samples submitted by Canamax Res. Inc. (per Ross Engineering), Progress Report no. 1, Project no. LR 3073.

Lakefield Research, 1986, An investigation of the Recovery of Gold from samples submitted by Canamax Res. Inc. (per Ross Engineering), Progress Report no. 2, Project no. LR 3073, by Salter, R.S., and Jackman, I., August 11, 1986, 59 pp.

Lakefield Research, 1987, An investigation of the Recovery of Gold from Ketza River project samples submitted by Canamax Resources Inc., Progress Report no. 3, Project no. LR 3073, by Salter, R.S., and Jackman, I., January 23, 1987, 82 pp.

Lakefield Research, 1987, An investigation of the Recovery of Gold from Ketza River project samples submitted by Canamax Resources Inc., Progress Report no. 4, Project no L.R. 3073, by Salter, R.S., and Jackman, I., March 3, 1987, 34 pp.

Melis Engineering Ltd., 1988, Ketza River Gold Mine, Yukon, Canada, Gold mill operating manual, prepared for Canamax Resources Inc. and Pacific Trans-Ocean Resources Ltd., July 1988, 170 pp.

Orocon Inc., 1987, Design criteria for Ketza River Mill, memo by John Fox, November 24, 1987, 9 pp.

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PRA Laboratory, 2003, Comp 1: scoping flotation tests (F1 through F3 tests on Comp 1 at P80=76 microns and P80=114 microns), laboratory test sheets, November 14 and December 5, 2003.

PRA Laboratory, 2004, Comp 1: Cyanidation Tests C1 through C5 with grind size of P80, and specific gravity, laboratory test sheets, March 12, 2004.

PRA Laboratory, 2004, specific gravity and bulk density determinations on drill core, PRA laboratory sheets, September 30 and October 8, 2004.

Queen’s University at Kingston, Ontario, Canada, 1989, Cyanidation of Peel Zone Sulphides, Ketza River Mine, Canamax Resources Inc., by Harvey, T., August 1989, 17 pp.

Ross, M., 1986, Report on Ketza River testwork conducted by Lakefield Research, Ross Engineering, April 3, 1986, 9 pp.

University of British Columbia, Department of Geological Sciences, 1989, Gold losses to tails at Ketza River Mine, Yukon, a report for Shirley Abercrombie of Canamax Resources Inc., by Leitch, C.H.B., and Knight, J.B., February 6, 1989, 9 pp.

Witteck Development Inc., 1986, Review of metallurgical testwork conducted on the Ketza River Project, Project no. 5227, by White, M.K., and Karklin, G.A.,Sept. 12, 1986, 15 pp. (Sulfide sample descriptions)

Wytrwal, Z., 1989, Ketza metallurgical samples: Break, QB, and Knoll Zones, Canamax Resources Inc. memorandum, April, 11, 1989, 1 page (sample list for oxide sample met testing by Bacon, Donaldson and Associates, June 6, 1989).

Ziesing, G., 1989, Results of Spiral-table Concentration Tests (using a Reichert spiral), August 1, 1989 memo, 10 pp.

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20    Glossary

20.1   Mineral Resources and Reserves

20.1.1 Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

20.1.2 Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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20.2   Glossary

Table 20.2.1: Glossary

Term	Definition
Assay:	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure:	All other expenditures not classified as operating costs.
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Footwall:	The underlying side of an orebody or stope.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock.
Hanging wall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Igneous:	Primary crystalline rock formed by the solidification of magma.
Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.
Ore Reserve:	See Mineral Reserve.
Pillar:	Rock left behind to help support the excavations in an underground mine.
RoM:	Run-of-Mine.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting:

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope:	Underground void created by mining.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

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Abbreviations

The metric system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in US$ per troy oz of gold and silver. Tonnes are metric of 1,000kg, or 2,204.6lbs. Tables 20.2.1 and 20.2.2 contain general mining terms and may be used in this report.

Table 20.2.2: Abbreviations

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	silver
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CCD	counter-current decantation
CIL	carbon-in-leach
CoG	Cut-off-Grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
ConfC	confidence code
CRec	core recovery
CSS	closed-side setting
CTW	estimated true width
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
gal	gallon
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounces

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Abbreviation	Unit or Term
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
l	liter
lps	liters per second
lb	pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LOI	Loss On Ignition
LoM	Life-of-Mine
lps	liters per second
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
MARN	Ministry of the Environment and Natural Resources
MDA	Mine Development Associates
mg/l	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
MTW	measured true width
MW	million watts
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
s	second
SG	specific gravity
SPT	standard penetration testing
st	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TSF	tailings storage facility

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Abbreviation	Unit or Term
TSP	total suspended particulates
µ	micron or microns
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
yr	year

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Appendix A

Certificates of Author

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Russell White, P. Geo. do hereby certify that:

1.	I am an Associate Geologist of:

SRK Consulting (US), Inc.
7175 W. Jefferson Ave, Suite 3000
Denver, CO, USA, 80235

2.

I graduated with a degree in Bachelor of Science from the University of Northern Arizona in 1983. In addition, I have obtained a minor degree in Computer Science at Northern Arizona University in 1984.

3.	I am a Registered Geologist (number 2293) with the State of Washington.

4.	I have worked as a geologist for a total of 23 since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 11, 12 and 15 of the Technical Report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada, dated April 14, 2008 I visited the Ketza River property August 20 through August 24, 2007.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.
Group Offices in:	North American Offices:
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445
	Vancouver	604.681.4196
	Yellowknife	867-699-2430

SRK Consulting (US), Inc.	Page 2 of 2

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 14th Day of April, 2008.

(Signed)
Russell White, P. Geo.	(Sealed)

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Leah Mach, do hereby certify that:

1.	I am Principal Resource Geologist of:

SRK Consulting (US), Inc.
7175 W. Jefferson Ave, Suite 3000
Denver, CO, USA, 80235

2.	I graduated with a Master of Science degree in Geology from the University of Idaho in 1986.

3.	I am a member of the American Institute of Professional Geologists.

4.	I have worked as a Geologist for a total of 20 years since my graduation in minerals exploration, mine geology, project development and resource estimation.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 1 though 10, Sections 13 and 14, and Sections 16 through 20 of Technical Report titled NI 43-101 Technical Report , Yukon- Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada, dated April 14, 2008. I have not visited the Ketza River property.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.
Group Offices in:	North American Offices:
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North America	Elko	775.753.4151
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	Yellowknife	867-699-2430

SRK Consulting (US), Inc.	Page 2 of 2

8.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 14th Day of April, 2008.

(Signed)	(Sealed) CPG 10940
Leah Mach, CPG

Appendix B

Estimation Parameters

Block Model Variables

Variable	Description
MENVL	Mineralized Envelope Code
TOPO	Percent of block below topo
PCTIN	Percent of block inside Mineralized Envelope
SGIN	Specific Gravity inside MENVL
AUSGIN	SG x Gold inside MENVL
AUIN	Gold value inside MENVL
PCTOUT	Percent of block outside Mineralized Envelope
SGOUT	Specific Gravity outside MENVL
AUSGOUT	SG x Gold outside MENVL
AUOUT	Gold value outside MENVL
NCOMP	Number of Composite used to estimate inside values
ADIST	Average distance to composites used inside.
NDIST	Distance to nearest composite inside
CLASS	Resource Class 1=Measured 2=Indicated, 3=Inferred
MINED	Percent of block mined (Peel Model Only)
PIT	Code assigned if block centroid is inside optimal pit shell

Peel Area Estimation Parameters

Model Area	Estimation ID	Deposit Name	Search Ellipse						High Grade Limit				Sample Selection	Block Selection
			Orientation			Size			Au	Ellipse Size				
			Bearing	Plunge	Dip	Major	Semi	Minor	thresh.	Xlim	Ylim	Zlim		
PEEL INSIDE	i01	Peel	225	30	0	50	50	10	65	35	35	5	BOUND=01	MENVL=1
	i02	Peel	225	45	0	50	50	10	65	35	35	5	BOUND=02	MENVL=2
	i03	Peel	225	45	0	50	50	10	65	35	35	5	BOUND=03	MENVL=3
	i04	Peel	225	45	0	50	50	10	65	35	35	5	BOUND=04	MENVL=4
	i05	Peel	225	50	0	50	50	12	65	35	35	5	BOUND=05	MENVL=5
	i06	Ridge	165	55	0	50	50	12	65	35	35	5	BOUND=06	MENVL=6
	i07	Peel	225	10	0	50	50	10	65	35	35	5	BOUND=07	MENVL=7
	i10	Peel West	245	10	0	50	50	10	65	35	35	5	BOUND=10	MENVL=10
	i11	Peel West	225	5	0	50	50	10	65	35	35	5	BOUND=11	MENVL=11
	i12	Peel West	310	20	0	50	50	10	65	35	35	5	BOUND=12	MENVL=12
	i13	Peel	280	15	0	50	50	10	65	35	35	5	BOUND=13	MENVL=13
	i14	Ridge	300	40	0	50	50	10	65	35	35	5	BOUND=14	MENVL=14
	i15	Ridge	165	35	0	50	50	10	65	35	35	5	BOUND=15	MENVL=15
	i16	Peel West	290	40	0	50	50	10	65	35	35	5	BOUND=16	MENVL=16
	i17	Ridge	165	35	0	50	50	10	65	35	35	5	BOUND=17	MENVL=17
	i41	Fork	300	40	0	50	50	10	65	35	35	5	BOUND=41	MENVL=41
	i42	Fork	245	20	0	50	50	10	65	35	35	5	BOUND=42	MENVL=42
	i44	Break	25	30	0	50	50	10	65	35	35	5	BOUND=44	MENVL=44
	i45	Break	25	22	0	50	50	10	65	35	35	5	BOUND=45	MENVL=45
	i46	Break	25	70	0	50	50	12	65	35	35	5	BOUND=46	MENVL=46
	i47	Break	25	5	0	50	50	10	65	35	35	5	BOUND=47	MENVL=47
	i50	Fork	245	10	0	50	50	12	65	35	35	5	BOUND=50	MENVL=50
	i51	Fork	295	20	0	50	50	10	65	35	35	5	BOUND=51	MENVL=51
PEEL OUTSIDE	*out_bf*	*Bluff*	*90*	*52*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_bluff.00t*
	outnwf	*Peel West*	*70*	*90*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_nwf.00t*
	outpnw	*Ridge*	*90*	*20*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_pnw.00t*
	outpsw	*Peel West*	*0*	*0*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_psw.00t*
	outrdg	*Ridge*	*165*	*55*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_rdg.00t*
	outpeo	*Peel*	*225*	*30*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_peo.00t*
	outfbr	*Fork*	*300*	*40*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_fbr.00t*
	outnos	*Nose*	*0*	*0*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_nose.00t*
	outpfv	*Freds Vein*	*75*	*0*	*42*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_pf.00t*
	outpv	*Peel*	*225*	*50*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_pv.00t*
	outbrk	*Break*	*25*	*70*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*halo_brk.00t*

Penguin-Lab/Shamrock/Tarn Estimation Parameters

Model Area	Estimation ID	Deposit Name	Search Ellipse						High Grade Limit				Sample Selection	Block Selection
			Orientation			Size			Au	Ellipse Size				
			Bearing	Plunge	Dip	Major	Semi	Minor	thresh.	Xlim	Ylim	Zlim		
PENG INSIDE	i20	Lab	20	10	0	50	50	12	35	35	35	5	BOUND=20	MENVL=20
	i21	Lab	330	25	0	50	50	12	35	35	35	5	BOUND=21	MENVL=21
	i22	Lab	50	65	0	50	50	12	35	35	35	5	BOUND=22	MENVL=22
	i23	Lab	330	25	0	50	50	12	35	35	35	5	BOUND=23	MENVL=23
	i24	Hoodoo	20	45	0	50	50	12	35	35	35	5	BOUND=24	MENVL=24
	i25	Hoodoo	200	80	0	50	50	7	35	35	35	5	BOUND=25	MENVL=25
	i26	Hoodoo	20	75	0	50	50	7	35	35	35	5	BOUND=26	MENVL=26
	i27	Hoodoo	200	80	0	50	50	7	35	35	35	5	BOUND=27	MENVL=27
	i28	Hoodoo	200	80	0	50	50	7	35	35	35	5	BOUND=28	MENVL=28
	i29	Hoodoo	200	80	0	50	50	7	35	35	35	5	BOUND=29	MENVL=29
	i30	Flint	150	20	0	50	50	7	35	35	35	5	BOUND=30	MENVL=30
	i31	Penguin	225	8	0	50	50	10	35	35	35	5	BOUND=31	MENVL=31
	i32	Penguin	145	70	0	50	50	10	35	35	35	5	BOUND=32	MENVL=32
PENG OUTSIDE	*out_lb*	*Lab*	*330*	*25*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*lb_halo.00t*
	out_pg	*Penguin*	*150*	*45*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*pg_halo.00t*
	out_hd	*Hoodoo*	*20*	*45*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*hd_halo.00t*
	out_lf	*Lab*	*50*	*65*	*0*	*50*	*50*	*7*	*35*	*20*	*20*	*5*	*BOUND=0*	*lf_halo.00t*
SHAMROCK INSIDE	i60	3M	322	50	0	50	50	7	20	35	35	5	BOUND=60	MENVL=60
	i61	3M	90	7	0	50	50	7	20	35	35	5	BOUND=61	MENVL=61
	i62	3M	90	7	0	50	50	7	20	35	35	5	BOUND=62	MENVL=62
	i63	3M	0	25	0	50	50	7	20	35	35	5	BOUND=63	MENVL=63
	i70	QB	310	40	0	50	50	20	20	35	35	5	BOUND=70	MENVL=70
	i71	QB	265	50	0	50	50	7	20	35	35	5	BOUND=71	MENVL=71
	i72	QB	265	50	0	50	50	7	20	35	35	5	BOUND=72	MENVL=72
	i73	QB	300	45	0	50	50	7	20	35	35	5	BOUND=73	MENVL=73
	i74	QB	300	45	0	50	50	7	20	35	35	5	BOUND=74	MENVL=74
	i75	QB	277	40	0	50	50	7	20	35	35	5	BOUND=75	MENVL=75
	i76	QB	277	40	0	50	50	7	20	35	35	5	BOUND=76	MENVL=76
	i77	Gully	55	40	0	50	50	25	35	35	35	5	BOUND=77	MENVL=77
SHAM OUTSIDE	*out_qb*	*QB*	*270*	*40*	*0*	*50*	*50*	*7*	*15*	*20*	*20*	*5*	*BOUND=0*	*qb_halo.00t*
	out_3m	*3M*	*0*	*25*	*0*	*50*	*50*	*7*	*15*	*20*	*20*	*5*	*BOUND=0*	*3m_halo.00t*
	out_gl	*Gully*	*55*	*40*	*0*	*50*	*50*	*7*	*25*	*20*	*20*	*5*	*BOUND=0*	*gl_halo.00t*
TARN INSIDE	i33	Tarn	55	30	0	50	50	10	25	35	35	5	BOUND=33	MENVL=33
	i34	Tarn	20	25	0	50	50	10	25	35	35	5	BOUND=34	MENVL=34
	i35	Tarn	0	0	0	50	50	10	25	35	35	5	BOUND=35	MENVL=35
	i36	Tarn	0	0	0	50	50	10	25	35	35	5	BOUND=36	MENVL=36
TARN OUTSIDE	*outarn*	*Tarn*	*55*	*30*	*0*	*50*	*50*	*7*	*15*	*20*	*20*	*5*	*BOUND=0*

Yukon-Nevada Gold Corp. NI 43-101 Technical Report, Ketza River Project, Yukon Territory, Canada, January 20, 2008.

Dated this 14th Day of April 2008.

(Signed)
Russell White, P. Geo.	(Sealed)

(Signed)	(Sealed) CPG 10940
Leah Mach, CPG